Filed Pursuant to Rule 253(g)(1)

File No. 024-12245

OFFERING CIRCULAR

SmartMetric, Inc.

1,000,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 3 amends the Post-Qualification Offering Circular Amendment No. 2 qualified on November 3, 2023, and the Offering Statement qualified on May 15, 2023, SmartMetric, Inc., a Nevada corporation, and as may be amended and supplemented from time to time (collectively, the “Offering Circular”), to: (a) extend the offering period to April 20, 2025; (b) to add 500,000,000 additional shares to be offered pursuant to this Offering Circular, for a revised maximum of 1,000,000,000 shares (collectively, the “Offered Shares”); and (c) to revise the offering price of the 916,666,666 shares of Company common stock that remain unsold (the “Remaining Shares”) to $0.0001-0.001.By this Offering Circular, SmartMetric, Inc., a Nevada corporation, is offering for sale a maximum of 500,000,000 shares of its common stock (the “Offered Shares”), of which 83,333,334 shares have been sold for cash in the total amount of $25,000 and of which 916,666,666 shares, the Remaining Shares, at a fixed price of $0.0001-0.001 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 3, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering commenced on May 15, 2023. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) April 20, 2025, or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of class of Securities offered and offeror of securities	Total Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date(1)	Number of Remaining Shares to Be Sold	Price to Public of Remaining Shares to Be Sold	Proceeds to Company from Remaining Shares(1)	Commissions(2)	Total Proceeds to Offeror of Securities(3)
Common Stock offered by our company	1,000,000,000	83,333,334	$25,000	916,666,666	$0.0001	$91,667	$-0-	$116,667

(1)

We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “SMME” in the OTC Pink marketplace of OTC Link. On April 30, 2024, the closing price of our common stock was $0.0003 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Class B Convertible Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Class B Convertible Preferred Stock has the following voting rights: the outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action. Our CEO and Chairman, Chaya Hendrick, as the owner of all outstanding shares of the Class B Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”). You should purchase Offered Shares only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 3, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to ‘Qualified Purchasers’” (page 17). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular Amendment No. 3 is May 2, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms “we”, “us” and “our” refer and relate to SmartMetric, Inc., a Nevada corporation, including its subsidiaries.

Our Company

SmartMetric, Inc. was incorporated pursuant to the laws of Nevada on December 18, 2002. “SmartMetric is a development stage company engaged in the technology industry. SmartMetric’s main products are a fingerprint sensor activated payments card and security card with a finger sensor and fully functional fingerprint reader embedded inside the card. The SmartMetric biometric cards have a rechargeable battery allowing for portable biometric identification and card activation. This card is referred to as a biometric card or the SmartMetric Biometric Card.” (See “Business”).

Offering Summary

Securities Offered	The Offered Shares, 1,000,000,000 Shares of common stock, including the 916,666,666 Remaining Shares, are being offered by our company.

Offering Price Per Share	$0.0001 per Offered Share.

Shares Outstanding Before This Offering	3,162,993,559 shares of common stock issued and outstanding as of the date of this Offering Circular.

Shares Outstanding After This Offering	4,079,660,225 shares of common stock issued and outstanding, assuming the sale of all 916,666,666 Remaining Shares.

Minimum Number of Shares to Be Sold in This Offering	None

Disparate Voting Rights

Our outstanding shares of Class B Convertible Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Class B Convertible Preferred Stock has the following voting rights: the outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action. Our CEO and Chairman, Chaya Hendrick, as the owner of all of the outstanding shares of the Class B Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).

Investor Suitability Standards

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “SMME” in the OTC Pink marketplace of OTC Link.

Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Use of Proceeds	We will apply the proceeds of this offering for repayment of product testing and development, sales and marketing expenses, and working capital. (See “Use of Proceeds”).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169; our telephone number is (702) 990-3687; our corporate website is located at www.smartmetric.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Our continuing reporting obligations under Regulation A are deemed to be satisfied, as long as we comply with our Section 13(a) reporting requirements.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

There is a substantial doubt about our ability to continue as a going concern. The report of our independent auditors that accompanies our consolidated financial statements includes an explanatory paragraph indicating there is a substantial doubt about our ability to continue as a going concern, citing our need for additional capital for the future planned expansion of our activities and to service our ordinary course activities (which may include servicing of indebtedness). The inclusion of a going concern explanatory paragraph in the report of our independent auditors will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

We are an early-stage company, have no product revenues, are not profitable and may never be profitable. At December 31, 2023, we had an accumulated deficit of $31,802,078 (unaudited). At June 30, 2023, we had an accumulated deficit of $31,431,438. Our net loss available to common shareholders for the nine months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, was $370,639 (unaudited), $935,396 and $1,636,677, respectively.

We have never made any sales and have never generated revenues and we anticipate none will be generated for the foreseeable future. We expect to incur significant operating losses for the foreseeable future as we continue the development of our products. Accordingly, we will need additional capital to fund our continuing operations and any expansion plans. Since we do not generate any revenue, the most likely source of such additional capital is the sale of our securities. To the extent that we raise additional capital by issuing equity securities, our stockholders are likely to experience dilution with regard to their percentage ownership of the company, which may be significant. If we raise additional capital by incurring debt, we could incur significant interest expense and become subject to covenants that could affect the manner in which we conduct our business, including securing such debt obligations with our assets.

We had net cash used in operating activities of $188,725 (unaudited), $247,140 and $1,002,769 for the nine months ended December 31, 2023, and the years ended June 30, 2023 and 2022, respectively. Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

To date, we have generated only losses, which are expected to continue for the foreseeable future. Our net loss available to common shareholders for the nine months ended December 31, 2023, and for the years ended June 30, 2023 and 2022, were $370,639 (unaudited), $935,396 and $1,636,677, respectively. We may not be able to achieve expected results, including any guidance or outlook it may provide from time to time. We may continue to incur losses and may be unable to achieve profitability. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, nor can we assure you that we will ever generate any net income or positive cash flow.

We may not be able to continue as a going concern if we do not obtain additional financing by September 30, 2024. Since our inception, we have funded our operations primarily through loans from third parties and our CEO, as well as through the sale of our securities. Our cash and cash equivalents balances at December 31, 2023, and June 30, 2023, were $11,503 (unaudited) and $20,012, respectively. Based on our current expected level of operating expenditures, we expect to only be able to fund our operations through approximately September 30, 2024, at which time we will need additional capital. Our ability to continue as a going concern is wholly dependent upon obtaining sufficient capital to fund our operations. We have no committed sources of additional capital and our access to capital funding is always uncertain. Accordingly, despite our ability to secure capital in the past, we cannot assure you that we will be able to secure additional capital through financing transactions, including issuance of debt, or through other means. In the event that we are not able to secure additional funding, we may be forced to curtail operations, cease operations altogether or file for bankruptcy.

As of December 31, 2023, we owed Chaya Hendrick, our CEO, $832,642 (unaudited) in deferred officer salary, of which the failure to pay could result in Chaya Hendrick’s termination of employment, the result of which would materially harm our business. At December 31, 2023, we had not paid $832,642 (unaudited) in salary owed to Chaya Hendrick, our CEO, pursuant to Chaya Hendrick’s employment agreement with us. While Chaya Hendrick continues to support our company and continues to serve as our CEO, President and Chairman of the Board of Directors, there can be no assurances that this will continue if we fail to pay back salaries and future salary owed. Additionally, as of July 1, 2017, all prior and future deferred salary owed will bear interest at a rate of 7% per annum. In the event Chaya Hendrick terminates employment for lack of payment, we believe such loss would cause irreparable harm to our product development and would materially harm our business prospects. Additionally, there can be no assurances that Chaya Hendrick would not attempt to foreclose on our assets in order to satisfy such debt obligations.

Raising capital may be difficult as a result of our history of losses and limited operating history in our current stage of development. When making investment decisions, investors typically look at a company’s management, earnings and historical performance in evaluating the risks and operations of the business and the business’s future prospects. Our history of losses and relatively limited operating history in our current stage of development makes such evaluation, as well as any estimation of our future performance, substantially more difficult. As a result, investors may be unwilling to invest in us or on terms or conditions which are acceptable. If we are unable to secure additional financing, we may need to materially scale back our business plan and/or operations or cease operations altogether.

We have a limited operating history as a company and may not be able to effectively operate our business. Our limited staff and operating history mean that there is a high degree of uncertainty regarding our ability to:

●	develop our technologies and proposed products;

●	identify, hire, and retain the needed personnel to implement our business plan and sell our products;

●	Manage our growth and/or successfully scale our business; or

●	respond to competition.

No assurances can be given as to exactly when, if at all, we will be able to fully develop, and take the necessary steps to derive any revenues from our proposed products.

Our business depends upon our ability to keep pace with the latest technological changes, and our failure to do so could make us less competitive in our industry. The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments may result in serious harm to our business and operating results. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of available to our customers, evolving industry standards and changing preferences.

Our potential competitors have significantly greater resources than we have, which may make competing difficult. We compete against numerous companies, many of which have substantially greater resources than we have. Several such competitors have large teams of engineers and scientists that attempt to develop products and technologies similar to ours. Companies such as Gemalto, Giesecke & Devrient, IDEMIA, as well as others, have substantially greater financial, research, manufacturing and marketing resources than we do. As a result, such competitors may find it easier to compete in our industry and bring competing products to market.

Our key personnel and directors are critical to our business, and such key personnel may not remain with our company in the future. We depend on the continued employment of our President and CEO, Chaya Hendrick and technical contracted personnel. If any of these key personnel were to leave and not be replaced with sufficiently qualified and experienced personnel, our business could be adversely affected. In particular, our current strategy to penetrate the market for contactless logical access identification and transaction solutions is heavily dependent on the vision, leadership and experience of our President and CEO, Chaya Hendrick.

Our continued success will depend, to a significant extent, upon the performance and contributions of Chaya Hendrick and upon our ability to attract motivate and retain highly qualified management personnel and employees. We depend on Chaya Hendrick to effectively manage our business in a highly competitive environment. If one or more of our key officers join a competitor or form a competing company, we may experience interruptions in product development, delays in bringing products to market, difficulties in our relationships with customers and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

We currently employ a part-time Chief Financial Officer, Mr. Jay Needelman, who is also a member of the Company’s Board of Directors. The loss of services of any of our key management personnel, whether through resignation or other causes, the reduced services of our part-time Chief Financial Officer, or the inability to attract qualified personnel as needed, could prevent us from adequately executing our business strategy.

Rapid technological changes could make our services or products less attractive. The smart card, biometric identification and personal identification industries are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If we are unable to keep pace with these changes, our business may be harmed. Products using new technologies, or emerging industry standards, could make our technologies less attractive. In addition, we may face unforeseen problems when developing our products, which could harm our business. Furthermore, our competitors may have access to technologies not available to us, which may enable them to produce products of greater interest to consumers or at a more competitive cost.

Sales of our products depend on the development of emerging applications in their target markets and on diversifying and expanding our customer base in new markets and geographic regions, all of which may be financially burdensome or unsuccessful. Our intent is to market and sell our products primarily to the private sector while addressing emerging applications that have not yet reached a stage of mass adoption or deployment. The market for some of these solutions (electronic biometric fingerprinting) is at an early stage of deployment in the private sector compared to other forms of services that try to identify a person through simpler means (by their name, social security number, etc.) Additionally, we have a strategy of expanding sales of existing products into new geographic markets. Our target market initially will be South America and Australia. In the event that we are unable to adequately develop our applications or gain traction in these emerging markets, or that the cost of the foregoing is too great, our business may be harmed.

Continuing disruption in the global financial markets may adversely impact customers and customer spending patterns. Continuing disruption in the global financial markets as a result of the ongoing global financial uncertainty may cause consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, demand for our products could decrease and differ materially from their current expectations. Further, some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products and meet their payment obligations to us or possible insolvencies of our customers could result in decreased customer demand, an impaired ability for us to collect on outstanding accounts receivable, significant delays in accounts receivable payments, and significant write-offs of accounts receivable, each of which could adversely impact our financial results.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and even potentially expose us to litigation. We have been unable to generate significant revenues under our business plan and we cannot accurately estimate future revenue and operating expenses based on historical performance. Our quarterly operating results may vary significantly based on many factors, including:

●	Fluctuating demand for our potential products;

●	Announcements or implementation by our competitors of new products;

●	Amount and timing of our costs related to our marketing efforts or other initiatives;

●	Timing and amounts relating to the expansion of our operations;

●	Our ability to enter into, renegotiate or renew key agreements;

●	Timing and amounts relating to the expansion of our operations; or

●	Economic conditions specific to our industry, as well as general economic conditions.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to make significant operating and capital expenditures in connection with the development of our plan of business. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses were not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

It is possible that the Coronavirus (“Covid-19”) pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the COVID-19 pandemic result in continuing long-term economic weakness in the United States and/or globally, our ability to expand our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness. The COVID-19 pandemic has, to date, had minimal impact on our operations.

If we fail to effectively manage our growth, and effectively develop our business, our business will be harmed. Failure to manage growth of operations could harm our business. To date, a significant amount of activities and resources have been directed at developing our business plan and potential related products. In order to effectively manage growth, we must:

●	Continue to develop an effective planning and management process to implement our business strategy;

●	Hire, train and integrate new personnel in all areas of our business; and

●	Increase capital investments.

We cannot assure you that we will be able to accomplish these tasks or effectively manage our growth.

We are subject to the risks frequently experienced by smaller reporting companies. The likelihood of our success must be considered in light of the risks frequently encountered by smaller reporting companies. These risks include our potential inability to:

●	Establish product sales and marketing capabilities.

●	Identify, attract, retain, and motivate qualified personnel.

●	Maintain our reputation and build trust with consumers.

●	Attract sufficient capital resources to develop our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegate such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively. Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright, and trade secret protection may not be available or cost-effective in every country in which our products are made available. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected. If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology. Some or all of our patent applications may not issue as patents, or the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors, if any, may be challenged and subsequently narrowed, invalidated, or circumvented. Patent litigation is widespread in our industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights. If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company would have the right to ask the court to rule that such patents are invalid and/or should not be enforced against that third party. These lawsuits are costly and we may not have the required resources to pursue such litigation or to protect our patent rights. In addition, there is a risk that the court might decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court could refuse to stop the other party on the grounds that such other party’s activities do not infringe on our rights contained in these patents.

Furthermore, a third party may claim that we are using inventions covered by their patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could materially increase our operating expenses and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court would order us to pay the other party damages for having violated the other party’s patents. It is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies.

If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference or other proceeding in the U.S. Patent and Trademark Office, or the PTO, or a court to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the capital necessary to continue our operations.

Risks Relating to Market Approval and Government Regulations

Compliance with regulation of corporate governance and public disclosure diverts time and attention away from revenue generating activities. Our management team invests significant time and financial resources to comply with existing standards for public companies, which has led to management time and attention from developing our business to compliance activities which could have an adverse effect on our business.

Our technology relies on our ability to gain the acceptance and approval of large banking / credit card institutions, the failure to do so may materially harm our business. In the event that our SmartMetric Biometric Card does not gain acceptance/approval amongst the large card issuing institutions in the United States and abroad, our cards will not be provided for use to customers. We currently have no plans to open our own bank/credit card issuing institution and accordingly, we plan to rely on our ability to have our products accepted within the banking/credit card industries. Our failure to do so will have a material impact on our ability to generate revenues and continue to operate our business.

Risks Relating to the Development and Manufacturing of Our Products

We currently rely on third party manufacturers and suppliers for certain components of our product; with such parties being, to some extent, outside of our control. We currently have limited internal manufacturing capability and intend to rely on third party contract manufacturers or suppliers for the foreseeable future. Accordingly, factors outside of our control may result in material manufacturing delays and product shortages, which could delay or otherwise negatively impact our manufacturing and product development plans. Should we be forced to manufacture our proposed products, we cannot give any assurance that we would be able to develop internal manufacturing capabilities. In the event that we seek third party suppliers or alternative manufacturers, they may require us to purchase a minimum amount of materials or could require other unfavorable terms. Any such event could materially impact our business prospects and could delay the development and manufacturing of our products. Moreover, we cannot give any assurance that the contract manufacturers or suppliers that we select will be able to supply our products in a timely or cost-effective manner or in accordance with our specifications.

We have a limited number of suppliers of key components and may experience difficulties in obtaining components for which there is significant demand, which would materially impact our business prospects. We rely upon a limited number of suppliers for some key components of our products. Our reliance on a limited number of suppliers may expose us to various risks including, without limitation, an inadequate supply of components, price increases, late deliveries, and poor component quality. In addition, some of the basic components we use in our products, such as biometric fingerprint devices and various smart card technologies may at any time be in great demand. This could result in components not being available to us in a timely manner or at all, particularly if larger companies have ordered more significant volumes of those components, or in higher prices being charged for components. Disruption or termination of the supply of components or software used in our products could delay shipments of these products. The following delays/factors from our third-party suppliers could have a material adverse effect on our business and operating results and could also damage relationships with current and prospective customers:

●	Difficulties in staffing;

●	Adequate resources of qualified technicians, engineers/assemblers, and programmers;

●	Potentially adverse tax consequences;

●	Unexpected changes in regulatory requirements;

●	Tariffs and other trade barriers;

●	Export controls;

●	Political and economic instability; and

●	Late delivery of our products.

We utilize third party manufacturing plants for silicon for the manufacturing our products, which, in the event of growth would need to use large quantities of silicon, for which raw material shortages may occur. While we currently use silicon in our products, and no shortage currently exists of these materials, there can be no assurances that there will not be a shortage in the future, which may materially impact our manufacturing capabilities, growth prospects, and ability to generate revenue in the future.

Risks Related to a Purchase of the Offered Shares

Our CEO and Chairman, as the sole holder of our Series B Convertible Preferred Stock, controls our company. Chaya Hendrick, our CEO and Chairman, holds (via shares in her name or shares in the name of an entity she controls – Applied Cryptography, Inc. (“ACI”)) all 610,000 shares of Series B Convertible Preferred Stock outstanding. The outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the common shares or the holders of other securities entitled to vote, if any. Each share of Series B Convertible Preferred Stock is convertible, at the option of the holder, into fifty (50) shares of common stock upon the satisfaction of certain conditions and for purposes of determining a quorum of a shareholder meeting, the outstanding shares of Series B Convertible Preferred Stock shall be deemed the equivalent of 51% of all shares of the Company’s Common Stock entitled to vote at such meetings. Accordingly, Ms. Hendrick can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. Voting control by Ms. Hendrick may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of our common stock might receive a premium for their shares over prevailing market prices.

Our board of directors has broad discretion to issue additional securities. We are authorized under our certificate of incorporation to issue up to 5,005,000,000 shares consisting of 5,000,000,000 shares of common stock and 5,000,000 “blank check” shares of preferred stock [we intend to increase the number of authorized shares of common stock to 10,000,000,000 in November 2023]. Shares of our blank check preferred stock provide the board of directors with broad authority to determine voting, dividend, conversion, and other rights. As of the date of this Offering Circular, we have issued and outstanding 2,401,186,371 shares of common stock; 610,000 shares of Series B Convertible Preferred Stock that are convertible into 30,500,000 shares of common stock at the election of the holder; and 17,300 shares of Series C Convertible Preferred Stock. Additionally, we have 45,997,852 shares of common stock reserved upon the exercise of outstanding purchase warrants. Accordingly, as of the date of this Officer Circular, we are entitled to issue up to 2,568,313,629 [7,568,313,629 after the increase in the authorized shares of common stock] additional shares of common stock, and 4,372,700 additional shares of “blank check” preferred stock. Our board may generally issue those common and preferred shares, or convertible securities to purchase those shares, without further approval by our shareholders. Any additional preferred shares we may issue could have such rights, preferences, privileges, and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions.

It is likely that we will issue additional securities to raise capital in order to further our business plans. It is also likely that we will issue additional securities to directors, officers, employees, and consultants as compensatory grants in connection with their services. Any issuances could be made at a price that reflects a discount to, or a premium from, the then-current market price of our common stock. These issuances would dilute the percentage ownership interest of our current shareholders, which would have the effect of reducing your influence on matters on which our stockholders vote and might dilute the net tangible book value per share of our common stock.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. The Company’s management assessed the design and operating effectiveness of internal control over financial reporting as of June 30, 2023, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of June 30, 2023.

We have not paid dividends on our common stock in the past and do not expect to pay dividends on our common stock for the foreseeable future. Any return on investment may be limited to the value of our common stock. No cash dividends have been paid on our common stock. We expect that any income received from operations will be devoted to our future operations and growth. We do not expect to pay cash dividends on our common stock in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal controls structure and procedures for financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our common stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company, which will increase costs. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, which may divert attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, because our management team has limited experience managing a public company, we may not successfully or efficiently manage our transition into a public company.

We may seek capital that may result in shareholder dilution or that may have rights senior to those of our common stock, including the Offered Shares. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

Shares eligible for future sale may adversely affect the market. From time to time, certain of our shareholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, a non-affiliate stockholder who has satisfied a six-month holding period may, under certain circumstances, sell its shares, without limitation. Any substantial sale of the our common stock pursuant to Rule 144, pursuant to any resale prospectus or pursuant to this Offering Circular may have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our common stock has been, and may in the future be, a “Penny Stock” and subject to specific rules governing its sale to investors. The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to our Common Stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is limited trading activity in our common stock and there is no assurance that an active market will develop in the future. Although our common stock is currently quoted on the OTC Pink marketplace of OTC Link (an interdealer electronic quotation system operated by OTC Markets Group, Inc.) under the symbol “SMME”, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our common stock, and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market for our common stock may be volatile; you could lose all or part of your investment in the Offered Shares. The market price of our common stock may fluctuate substantially and will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Offered Shares, since you might be unable to sell your Offered Shares at or above the price you pay for the Offered Shares. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	volatility in the market prices and trading volumes of sports and music memorabilia stocks;

●	changes in operating performance and stock market valuations of other sports and music memorabilia-related companies generally, or those in our industry, in particular;

●	sales of shares of our common stock by us or our shareholders;

●

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

●	announcements by us or our competitors of new products or services;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our operating results or fluctuations in our operating results;

●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

●	litigation involving us and/or our industry, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management; and

●	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock. We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. While certain board and committee requirements may not apply to us as an OTC listed company, we intend to explore voluntarily complying with some of these requirements. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud, and, consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our common stock. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. We are in the process of implementing changes to internal controls, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that it identifies as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

A material weakness in internal controls may remain undetected for a longer period, because of our exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley. Our Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm, pursuant to rules of the SEC that permit us to provide only management’s attestation with respect thereto. As a result, any material weakness in our internal controls may remain undetected for a longer period.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward-looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection, in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Remaining Shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our relatively low net tangible book value per share.

If you purchase Remaining Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Remaining Share and the net pro forma as adjusted tangible book value per share of our common stock after this offering. Our net tangible book value as of December 31, 2023, was $(2,663,286), or $(0.0009) per share.

Without taking into account issuances of our common stock occurring after December 31, 2023, the tables below illustrate the dilution to purchasers of Remaining Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Remaining Shares are sold.

Assuming the Sale of 100% of the Remaining Shares
Offering price per share	$0.0001
Net tangible book value per share as of December 31, 2023	$(0.0009)
Increase in net tangible book value per share after giving effect to this offering	$0.0002
Pro forma net tangible book value per share as of December 31, 2023	$(0.0007)
Dilution in net tangible book value per share to purchasers of Remaining Shares in this offering	$0.0008

Assuming the Sale of 75% of the Remaining Shares
Offering price per share	$0.0001
Net tangible book value per share as of December 31, 2023	$(0.0009)
Increase in net tangible book value per share after giving effect to this offering	$0.0002
Pro forma net tangible book value per share as of December 31, 2023	$(0.0007)
Dilution in net tangible book value per share to purchasers of Remaining Shares in this offering	$0.0008

Assuming the Sale of 50% of the Remaining Shares
Offering price per share	$0.0001
Net tangible book value per share as of December 31, 2023	$(0.0009)
Increase in net tangible book value per share after giving effect to this offering	$0.0001
Pro forma net tangible book value per share as of December 31, 2023	$(0.0008)
Dilution in net tangible book value per share to purchasers of Remaining Shares in this offering	$0.0009

Assuming the Sale of 25% of the Remaining Shares
Offering price per share		$0.0001
Net tangible book value per share as of December 31, 2023	$
Increase in net tangible book value per share after giving effect to this offering		$0.0000
Pro forma net tangible book value per share as of December 31, 2023		$(0.0009)
Dilution in net tangible book value per share to purchasers of Remaining Shares in this offering		$0.0010

USE OF PROCEEDS

As of the date of this Offering Circular, we have sold a total of 83,333,334 Offered Shares, for an aggregate of $25,000 in proceeds. We have applied such proceeds for operating expenses.

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Remaining Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Remaining Shares in this offering.

	Assumed Percentage of Remaining Shares Sold in This Offering
	25%	50%	75%	100%
Remaining Shares sold	229,166,666	458,333,333	687,500,000	916,666,666
Gross proceeds	$22,917	$45,833	$68,750	$91,667
Offering expenses(1)	5,000	5,000	5,000	5,000

Net proceeds	$17,917	$40,833	$63,750	$86,667

(1)	Offering expenses associated with the offering of the Remaining Shares.

The table below sets forth the proceeds we would derive from the sale of all 916,666,666 Remaining Shares, assuming the sale of 100%, 75%, 50% and 25% of the Remaining Shares, assuming the payment of no sales commissions or finder’s fees and before the payment of expenses associated with the offering of the Remaining Shares of approximately $5,000. There is, of course, no guaranty that we will be successful in selling any of the Remaining Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Remaining Shares Sold in This Offering
	25%	50%	75%	100%
Product Testing	$14,000	$28,000	$42,000	$56,000
Sales and Marketing Expense	2,500	8,000	12,500	17,500
Working Capital	1,417	4,833	9,250	13,167

TOTAL	$17,917	$40,833	$63,750	$86,667

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 500,000,000 Offered Shares, including the 916,666,666 Remaining Shares, on a best-efforts basis, at a fixed price of $0.0001 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) April 20, 2025, or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Chaya Hendrick. Ms. Hendrick will not receive any compensation for offering or selling the Offered Shares. We believe that Ms. Hendrick is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Ms. Hendrick:

●	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

●	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

●	is not an associated person of a broker or dealer; and

●	meets the conditions of the following:

●	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

●	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

●	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8.0% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Ms. Hendrick at: ceo@smartmetric.com; all relevant information will be delivered to you by return e-mail. Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described in the subscription agreement included in the delivered information, which are:

●	Electronically execute and deliver to us a subscription agreement; and

●	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”. “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 5,000,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share, (1) 1,000,000 shares of which have been designated “Series B Convertible Preferred Stock” and (2) 1,000,000 shares of which have been designated “Series C Convertible Preferred Stock.”

As of the date of this Offering Circular, there were (a) 3,162,993,559 shares of our common stock issued and outstanding held by 1,129 holders of record, and 45,997,852 shares of our common stock reserved for the issuance upon the conversion of outstanding convertible instruments; (b) 610,000 shares of our Series B Convertible Preferred Stock issued and outstanding held by one (1) holder of record; and (c) 17,300 shares of Series C Convertible Preferred Stock issued and outstanding held by one (1) holder of record.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock. Our Articles of Incorporation does not provide for cumulative voting in the election of directors. Holders of our common stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Series B Convertible Preferred Stock

The shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of Common Stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the common shares or the holders of other securities entitled to vote, if any. Each share of Series B Convertible Preferred Stock is convertible, at the option of the holder, into fifty (50) shares of Common Stock upon the satisfaction of certain conditions and for purposes of determining a quorum of a shareholder meeting, the outstanding shares of Series B Convertible Preferred Stock shall be deemed the equivalent of 51% of all shares of the Company’s Common Stock entitled to vote at such meetings.

Series C Convertible Preferred Stock

The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Company’s common stock, (b) junior with respect to dividends and right of liquidation with respect to the Company’s Series B Preferred Stock; and (c) junior with respect to dividends and right of liquidation to all existing indebtedness of the Company. Series C Preferred Stock will carry an annual ten percent (10%) cumulative dividend, compounded daily, payable solely upon redemption, liquidation, or conversion. The Company will have a right, at any time in the period of 180 days from the date of the issuance, at the Company’s option, to redeem all or any portion of the Series C Preferred Stock at prices ranging from 105% to 130%, based on the passage of time.

The Holder shall have the right at any time during the period beginning on the date which is six (6) months following the Issuance Date, to convert all or any part of the outstanding Series C Preferred Stock into fully paid and non-assessable shares of Common Stock at the Variable Conversion Price. The “Variable Conversion Price” shall mean 71% multiplied by the Market Price (representing a discount rate of 29%). “Market Price” means the average of the two (2) lowest Trading Prices (as defined here) for the Common Stock during the fifteen (15) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

On the date which is eighteen (18) months following the Issuance Date or upon the occurrence of an Event of Default (the “Mandatory Redemption Date”), the Company shall redeem all of the shares of Series C Preferred Stock of the Holder (which have not been previously redeemed or converted). With five (5) days of the Mandatory Redemption Date, the Company shall make payment to each Holder of an amount in cash equal to the total number of shares of Series C Preferred Stock held by such Holder multiplied by the then current Stated Value.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Worldwide Stock Transfer, LLC, 1 University Plaza, Suite 505, Hackensack, New Jersey 07601, as the transfer agent for our common stock. Worldwide Stock Transfer’s website is located at: www.wwstr.com. No information found on Worldwide Stock Transfer’s website is part of this Offering Circular.

BUSINESS

History

SmartMetric, Inc. was incorporated pursuant to the laws of Nevada on December 18, 2002. We are a development stage company engaged in the technology industry. Our main products are a fingerprint sensor activated payments card and security card with a finger sensor and fully functional fingerprint reader embedded inside the card. The SmartMetric biometric cards have a rechargeable battery allowing for portable biometric identification and card activation. This card is referred to as a biometric card or the SmartMetric Biometric Card.

Our principal executive offices are located at 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169; our telephone number is (702) 990-3687; our corporate website is located at www.smartmetric.com. No information found on our company’s website is part of this Offering Circular.

Company Overview

We have an issued patent covering technology that involves connection to networks using data cards (smart cards and EMV cards). In addition, we also hold the sole license to five issued patents covering features of its biometric fingerprint activated cards. Our company’s main products are fingerprint sensor activated payments card for use in the credit and debit card industry, which are currently under development. The SmartMetric Biometric Cards being developed by us have a rechargeable battery, allowing for portable biometric identification and card activation prior to being presented to or inserted in, a credit or debit card reader.

License of Technology

We entered into a royalty and licensing agreement with Chaya Hendrick, our CEO, which requires substantial payments by us on an annual basis and additionally in the event gross revenues are derived, which could harm our financial position.

Pursuant to a licensing and royalty agreement, entered into on September 11, 2017, by the Company and Chaya Hendrick, our founder and CEO, we received a license to certain patents related to our technologies until the expiration of such patents in exchange for the following: (i) issuance of 200,000 Series B Convertible Preferred Shares, (ii) 5% of gross revenues derived from the sale of products derived from the patents, and (iii) annual payments beginning at $50,000 per annum, increased by 100% of each previous year (offset against 5% gross revenue royalty payments). We believe these patents are instrumental our business plan and if we are unable to make such required payments under the license agreement, Chaya Hendrick may terminate the agreement, which may materially impact our business plan. As of June 30, 2023, we had issued the 610,000 shares of Series B Convertible Preferred Stock under the license agreement, and Ms. Hendrick had waived the right to annual payments through June 30, 2023. There can be no assurances that we will be able to continue to meet our financial obligations under the terms of the agreement unless we are able to raise additional capital through the sale of our securities or derive revenue from some other source.

The Market for Biometric Credit Cards

Estimated Market Size. The estimated size of the market for biometric credit and debit cards is significant. While the company is not making any projections on the actual size of the market a number of industry figures point to the outsized market size and potential.

According to EMVCo, which is a credit card standards body responsible for the licensing and rules governing EMV chips used on today’s credit and debit cards, more than 10 billion EMV chip cards have been issued by banks globally.

SmartMetric contracted an independent consumer market research company to ascertain the potential consumer demand for a credit card with incorporated fingerprint biometrics. The survey was conducted in the USA and the respondents were Visa credit card users.

The result of the consumer research survey is as follows.

1:	Are you concerned about credit card or identity fraud?

Answered Yes: 80.1%

2:	Would you pay for a safer biometric secured credit card that has a built-in fingerprint reader for your protection?

Answered Yes: 65.5%

3:	What would you prefer to pay for a biometric fingerprint secured safer credit card?

Answer 1: $69.95 onetime charge for the life of the card (3 years) 60.2%

Answer 2: $8.95 per month (includes identity theft insurance) 39.7%

Given these consumer research results and given the number of credit cards issued by banks, it is a large potential market that SmartMetric is developing its product for.

All credit and debit cards that are to be issued by a Bank must be tested and approved of by the card brand network that the card is to operate on. Visa, MasterCard, American Express and Diners brands and networks all have their own individual testing and approval procedures. The card brand that SmartMetric is working with published its biometric testing procedures in March of 2021. This caused SmartMetric to make changes to its card design, adding its newly invented anti-spoofing live fingerprint detection technology to its biometric card.

The SmartMetric Biometric Technology and Products

SmartMetric’s founder, Chaya Hendrick, is the originator and inventor of various miniature biometric activated cards, including the SmartMetric biometric fingerprint activated payments card with an embedded fully functional fingerprint reader inside the card, which is currently in development. The design of the card is the size and thickness of a standard credit card. The SmartMetric biometric payments card should provide high level security for credit and debit cards by adding biometric authentication and activation to Europay, MasterCard and Visa (“EMV”) chip cards in use around the world. The SmartMetric biometric payments card will be engineered to be inoperable with existing EMV chip card readers, ATMs as well as banking payments infrastructure. Using the advanced electronic miniaturization by SmartMetric to make its biometric credit/debit cards, the Company is also in development of a multi-functional biometric building access control and logical network access card.

SmartMetric has commenced efforts towards creating a biometric health insurance card with memory for storing a person’s medical files, including medical images. This should allow a person to securely take with them their private medical files inside the card when traveling away from home. For the first time, a person’s complete medical files would be stored in a credit card-sized card and the information is only able to be accessed by the card holder’s own fingerprint.

SmartMetric is developing its rechargeable battery powered fingerprint reader that is of a scale that fits “inside” a standard credit or debit card. The cardholder would then have stored inside the card his or her fingerprint. To activate the card, the person would swipe the fingerprint sensor, the sensor would connect to an internal microprocessor that manages the fingerprint sensor, fingerprint image capture and comparison matching with the pre-stored fingerprint of the cardholder held in the internal electronic memory of the card. The card is being designed to have a surface mounted EMV chip as found on EMV banking chip cards that is activated or turned on only after a card holder’s fingerprint has been scanned and verified using the SmartMetric miniature “in-card” biometric scanner. It is important to note that as of the date of this filing, no prototype yet exists.

There are over ten (10) billion EMV chip cards used by banks around the world for credit cards, ATM cards and debit cards according to EMVco. SmartMetric sees this existing user base as a natural market for its advanced biometric activated card technology for the credit and debit card market. SmartMetric has established a network of card manufacturers and technology distributors to market its in-card biometric products to card issuing banks and in the case of the SmartMetric biometric security card, to businesses, once fully developed.

SmartMetric is also developing a multi-function logical and physical access security card the size and thickness of a standard credit card. Utilizing the small size breakthroughs by the Company in its biometric payments card development, SmartMetric is now developing a biometric security card that is the size and thickness of a standard credit card that can easily fit inside a person’s wallet.

As with the biometric payments card, the SmartMetric security card will have an internal rechargeable battery that is used to power the card’s internal processor used in the biometric fingerprint scan. All functions and operations of the card are subject to a valid fingerprint scan and match of the card user.

Additional technological advances have now been made with regard to both the Company’s biometric credit/debit card and its multifunction cyber security, building access biometric card, both of which are still under development and have not yet been produced.

In Card Fingerprint Matching and Verification

The SmartMetric Biometric card will incorporate a rechargeable, lithium polymer battery. This battery should be rechargeable and very thin, and it has been designed by SmartMetric to fit inside the SmartMetric fingerprint credit card sized card. This battery is planned to be manufactured by a third party unaffiliated with the Company to SmartMetric’s specifications. This battery is planned to be embedded inside the card.

Other components needed for manufacture of the SmartMetric Biometric Card include, but are not limited to, sensors, microchips, memory chips and processor chips. The ultra-thin circuit board developed by SmartMetric has, in total, nearly 200 active and passive components. The sources and availability of these materials are numerous, and readily available in SmartMetric’s view, and should not affect the ability of SmartMetric to meet future demand. However, the supply of memory processors and passive components may be interrupted at any time based on global supply/demand issues. We are still in our design and development phase and have not experienced component supply issues to date, and we plan, as a matter of policy, to alternative component sources to mitigate and protect against future potential supply chain issues.

The biometric card is being designed to offer the option of a built-in radio frequency transmitter for contactless access and identity verification. The RFID contactless chip transmission would then be turned on using the card users fingerprint verification.

The thinness form factor of many of the planned components has also resulted in the Company having to develop its own process for high volume electronic assembly. The Company believes that it has also successfully overcome the challenge of developing a process of encapsulating the electronics in plastic to create the credit card sized biometric fingerprint activated card that also has an internal rechargeable battery.

Standard credit card manufacturing utilizes machines that require high pressure and high temperature in fusing top and bottom sheets of plastic together thereby encasing any electronics inside the card. Given the complexity of the card’s electronics and vulnerability to an assembly process involving high heat and high pressure, damage to the electronic circuitry in our planned biometric card is a major challenge for the Company to overcome. Research and development activities of the Company have allowed the Company to develop a production plan and process that addresses this challenge, and this trade secret process should protect the silicon and internal battery that will be mounted directly onto the card’s internal electronics circuit board.

The Security Technology Industry

SmartMetric Biometric Multi-Function Security Card. SmartMetric is developing a multi-function logical and physical access security card the size and thickness of a standard credit card. Utilizing the small size breakthroughs by the Company in its biometric payments card development, SmartMetric is developing a biometric security card that can easily fit inside a person’s wallet.

As with the biometric payments card, the SmartMetric security card will have an internal rechargeable battery that is used to power the card’s internal processor used in the biometric fingerprint scan. All functions and operations of the card are subject to a valid fingerprint scan and match of the card user.

The main features of the SmartMetric biometric security card are:

1.	Logical access smartcard card chip for insertion into a card reader attached to a computer or network

2.	RFID transceiver for physical access i.e., doorways, elevators, etc.

3.	Validation indicator light that glows green immediately following a fingerprint validation

4.	Rechargeable battery to power the card

5.	Size and thickness of a credit card

6.	Changeable security code on reverse of card for additional log on security

Cybersecurity and identity validation for network access control, physical building entry and secure on-the-spot identity security is now handled by the revolutionary biometric activated cyber and ID multi-function security card which has been in development by SmartMetric.

From governments to the workplace, better, stronger security is desired across the enterprise. Our new biometric multifunction security card should provide a revolutionary biometric based solution that is portable, easily integrated and backward compatible to existing backend security infrastructure.

The new multifunction biometric security card by SmartMetric is engineered to provide a large leap forward in the Cyber and Access Security world according to SmartMetric.

Access management market is estimated to grow from USD 8.09 billion in 2016 to USD 14.82 billion by 2021, at a CAGR of 12.9% between 2016 and 2021 according to a recent research report by KBV Research in a publication titled Identity & Access Management Market – Global Forecast by Marqual IT Solutions Pvt. Ltd (KBV Research) November 2016 KBV Research is a name owned by IT Solutions Pvt. Ltd.

Biometrics

Biometric technologies identify users by electronically capturing a specific biological or behavioral characteristic of that individual, such as a fingerprint or voice or facial feature, and creating a unique digital identifier from that characteristic. Because this process relies on largely unalterable human characteristics, positive identification can be achieved independent of any information possessed by the individual seeking authorization.

The process of identity authentication typically requires that a person present for comparison with one or more of the following factors:

●	Something known such as a password, PIN, or mother’s maiden name;

●	Something carried such as a token, card, or key; or

●	Something physical such as fingerprint, voice pattern, signature motion, facial shape or other biological or behavioral characteristic.

Comparison of biological and behavioral characteristics has historically been the most reliable and accurate of the three factors but has also been the most difficult and costly to implement into a single product that can automatically verify the identity of a user accessing a computer network or the Internet. However, recent advances in biometric collection technologies (both biometric hardware products and their associated processing software) have increased the speed and accuracy and reduced the cost of implementing biometrics in commercial environments. Management believes that individuals, website operators, government organizations, and businesses will increasingly use this method of identity authentication.

Biometrics refers to the automatic identification of a person based on his/her physiological or behavioral characteristics. This method of identification is preferred over traditional methods involving passwords and personal identification numbers (“PINs”) for two reasons: (i) the person to be identified is required to be physically present at the point of identification to be identification; and (ii) identification based on biometric techniques obviates the need to remember a password or carry a token. By replacing PINs, biometric techniques can potentially prevent unauthorized access to or fraudulent use of cellular phones, Biometric cards, desktop PCs, workstations, and computer networks. It can be used during transactions conducted via telephone and Internet (e-commerce and e-banking). In automobiles, biometrics could replace keys-less entry devices. The SmartMetric fingerprint activated credit card that has the fingerprint encased inside the credit card has been developed to replace the less secure PIN’s for credit and debit cards.

PINs and passwords may be forgotten, may be hacked and token-based methods of identification, e.g., passports and driver’s licenses, may be forged, stolen or lost. Various types of biometric systems are being used for real-time identification, with the most popular based on facial recognition and fingerprint matching. Other biometric systems utilize iris and retinal scanning, speech, facial thermograms and hand geometry. Of the biometric options available to work with a credit or debit card, fingerprint scanning is the only biometric methodology that has been successfully reduced in size to fit inside such cards.

A biometric system is essentially a pattern recognition system, which makes a personal identification by determining the authenticity of a specific physiological or behavioral characteristic possessed by the user. An important issue in designing a practical system is to determine how an individual is identified.

There are two different ways to resolve a person’s identity; verification and identification. Verification (Am I whom I claim I am?) involves confirming or denying a person’s claimed identity. In identification, one has to establish a person’s identity (Who am I?).

As stated above, the SmartMetric fingerprint biometric card has been designed as a credit-card sized card embedded with an integrated circuit, contact chip and biometric fingerprint sensor. The SmartMetric card has been designed to provide not only memory capacity, but also computational capability along with secure non-refutable identification of the user. We believe that the self-containment of SmartMetric’s card makes it substantially resistant to attack, as it will not need to depend upon vulnerable external resources. Because of this characteristic, we expect that the SmartMetric biometric card may be used in different applications, which require strong security protection and authentication.

The physical structure of a card is specified by the International Standards Organization (“ISO”). Generally, this structure is made up of three elements: (i) the plastic card, which is the most basic one and has the dimensions of 85.60mm x 53.98 x 0.80mm; (ii) an electronic circuit board inlay; and (iii) a contact chip that are embedded in the card.

The SmartMetric card has been designed to conform to ISO standards. The electronic circuit inlay is a part of, and not distinct from, the biometric card.

The communication line between the card and ATMs and other standard Smart Card reading devices is bi-directional serial transmission, which conforms to ISO standards. Card commands and input data are sent to the chip that responds with status words and output data upon the receipt of these commands and data. Information is sent in half duplex mode (transmission of data is in one direction at a time). This protocol, together with the restriction of the bit rate, is designed to prevent data attack on the card. Other data protection systems are utilized inside the card including advanced encryption.

In general, the size, the thickness and bend requirements for the biometric card were designed to protect the card from being spoiled physically.

Recent Developments

SmartMetric has presented its fingerprint activated biometric card to a large global payments network and credit/debit card brand. The company has been advised that the card testing and approval requirements for this network is that the company’s biometric fingerprint scanning must be able to differentiate between a live finger and a fake finger at the time of fingerprint scanning. This is to protect the card from what is called in the industry, spoofing.

The adopted method for this kind of anti-spoofing detection within the biometric industry is performed through intelligent software analysis done at the time of the fingerprint scan. SmartMetric has tested this methodology and was not confident in its robustness in performing the task at hand. So as to ensure a high level of anti-spoofing capability, SmartMetric has developed its own method that it believes exceeds the normal standard within the biometric industry.

SmartMetric is in development of its advanced live finger detection method and is now working on its incorporation into the company’s biometric card. Once this has been completed, the company will then be presenting its card for testing as a biometric card to the global payments network. SmartMetric has received a license from this network to move forward with its product testing by the networks designated biometric card test laboratory.

The company’s product is being engineered differently from most other biometric cards that have been announced in that it has its own internal rechargeable battery. This is important and a must if the card is to be used at ATM’s.

Other differentiations are the now newly developed advanced anti-spoofing technology.

Various versions of the SmartMetric fingerprint biometric card are under development including but not limited to a version that has one time password OTP display and another that has a small display for showing the cards CVV.

Other cards under development based on the company’s biometric technology include memory cards with up to 2GB of memory. Also cards that have much larger display screens that can display such things as Q-Codes.

The large-scale memory fingerprint biometric protected card has potential application in the portable medical records industry as well as advanced applications in the banking and financial transaction industries.

Years of research and development has gone into the miniaturization of the electronics at the core of the SmartMetric fingerprint biometric card. All of the design and electronic engineering has been undertaken by SmartMetric and is the owned property and trade secrets of the company.

The card being developed by SmartMetric has its own ARM Cortex processor along with additional memory. The user’s fingerprint is stored inside the card’s memory and is protected by advanced very strong elliptic curve cryptography.

GHS Equity Financing Agreement and Registration Rights Agreement

On March 6, 2020, the Company entered into an equity financing agreement (the “Equity Financing Agreement”), and a registration rights agreement (the “Registration Rights Agreement”) with GHS Investments LLC, a Nevada limited liability company (“GHS”). Under the terms of the Equity Financing Agreement, GHS agreed to provide the Company with up to $4,000,000 over the course of 36 months in return for shares of the Company’s common stock. The 36-month period commenced upon effectiveness of a registration statement on Form S-1 (the “Registration Statement”) which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2020.

Following effectiveness of the Registration Statement, the Company shall have the discretion to deliver puts to GHS and GHS will be obligated to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) based on the investment amount specified in each put notice. The maximum amount that the Company shall be entitled to put to GHS in each put notice shall not exceed two hundred percent (200%) of the average daily trading dollar volume of the Company’s Common Stock during the ten (10) trading days preceding the put, so long as such amount does not exceed $500,000. Pursuant to the Equity Financing Agreement, GHS and its affiliates will not be permitted to purchase, and the Company may not put shares of the Company’s Common Stock to GHS that would result in GHS’s beneficial ownership equaling more than 4.99% of the Company’s outstanding Common Stock. The price of each put share shall be equal to eighty percent (80%) of the Market Price (as defined in the Equity Financing Agreement). Puts may be delivered by the Company to GHS until the earlier of 36 (thirty-six) months after the effectiveness of the Registration Statement, the date on which GHS has purchased an aggregate of $4,000,000 worth of Common Stock under the terms of the Equity Financing Agreement, or at such time that the Registration Statement is no longer in effect. Additionally, in accordance with the Equity Financing Agreement, the Company issued GHS a convertible promissory note in the principal amount of $35,000 and a 9-month maturity date (the “Commitment Note”), with the first $20,000 of the Commitment Note deemed earned upon execution of the Equity Financing Agreement and the remaining $15,000 of the Commitment Note deemed earned upon payment by GHS of the Company’s legal fees.

The Registration Rights Agreement provides that the Company shall (i) use its best efforts to file with the Commission the Registration Statement within 60 days of the date of the Registration Rights Agreement; and (ii) have the Registration Statement declared effective by the Commission within 30 days after the date the Registration Statement is filed with the Commission, but in no event more than 90 days after the Registration Statement is filed.

On July 14, 2022, the Company paid the note in full.

Sales and Marketing

SmartMetric has engaged distributors and dealers in both North and South America. SmartMetric has entered into an agreement with RedSys the owner of the ADVANTIS credit and debit card chip that is used in over 1.4 Billion credit/debit cards globally. RedSys/Advantis is owned by card issuing Banks. Five hundred (500) card issuing banking organizations around the world are issuing credit and debit cards with the RedSys/ADVANTIS chip.

SmartMetric has added the ADVANTIS credit/debit card chip onto the SmartMetric biometric card thereby allowing the existing RedSys / ADVANTIS banks already issuing credit and debit cards with their chip on board to now issue seamlessly the SmartMetric biometric credit/debit card. RedSys/ ADVANTIS have agreed to work closely with SmartMetric in promoting the SmartMetric card globally. RedSys/ADVANTIS is owned by some of the largest Banks in Europe and Latin America.

Manufacturing

The Company designs and develops its biometric technology. Current production capacity is approximately 250,000 cards per week that can be substantially increased over a relatively short period of time.

Intellectual Property

We rely on patents, licenses, trade secrets, trademarks, copyright registrations and non-disclosure agreements to establish and protect our proprietary rights in our technologies and products. A number of patents are in process (Patents Pending) that cover critical aspects of the engineering and function of the SmartMetric biometric card. The founder of SmartMetric, Chaya Hendrick, is the inventor of these patents, and has provided SmartMetric with an option over biometric card related pending patents invented by her.

Some of the most recent Patents Pending have not been disclosed on the publicly searchable USPTO database of filed for patents and remain trade secrets within the Company. Publishing of such Patents Pending will be done in due course.

Patents. SmartMetric biometric card is protected by five (5) USPTO issued patents. Other patents are pending. Our technology is also dependent upon unpatented trade secrets. However, trade secrets are difficult to protect. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute non-disclosure agreements. The principal shareholder of SmartMetric and technology inventor, Chaya Hendrick, through various corporate investment vehicles and companies also owns other technologies, patents, and has financial interest in other technology companies. Chaya Hendrick, under an executed employment agreement is not subject to any restriction on using and owning any technology, methodology, process or invention created by Chaya Hendrick.

Government Regulation

There are currently no governmental regulations, which have any bearing on the raw materials or the manufacturing of our payments card products. United States federal departments such as the Department of Defense have rules and regulations concerning security features of smart cards used as identity or building and cyber access cards. These regulations stipulate a specific licensing and testing protocol for such cards.

Banking Industry Self-Regulation

The EMV chip used in chip cards are subject to licensing and testing by the banking-controlled body called EMVco. EMVco is an acronym standing for Europay, MasterCard and Visa. These international payments card networks were the founding parties of EMVco.

Individual payments networks such as Visa, Mastercard, Europay, American Express, Union Pay Dinners and JCB all have their own individual licensing and testing standards and processes.

Research and Development

Our research and development program is focused on ongoing development of new products built on our existing biometric card. We continue to refine our technology and develop further improvements to our biometric card products. We have finalized our first biometric EMV payments card product. We have also concluded the design and electronic engineering for our soon-to-be released multi-function security and access control biometric cards. Research and development will continue as the Company continues to innovate and develop new biometric card-based products. Future biometric card-based products the Company is now working on, include but are not limited to: (a) health insurance card with stored in-card medical records; (b) national identity card; and (c) drivers’ licenses.

The Company has developed and is continuing to develop its own embedded systems and application software that works with the SmartMetric Biometric Card. This development software and systems and ongoing electronic design and development requires the company to continue to expend time and financial resources on significant software development. Currently, the Company has electronic and software engineers working in Tel Aviv, Israel and Buenos Aires, Argentina.

Competition

Various potential competitors have announced products similar to that of SmartMetric’s. It is understood that “announced” is defined as a person to hold their finger on the cards fingerprint sensor while it is in a card reader. Unlike the SmartMetric biometric card that is powered from its own internal rechargeable battery, this other type of card does not allow the card to be used in most restaurants that need to take the card away from the table for processing at the checkout. It also does not allow their other type of card to be used at the vast majority of ATM’s.

Employees

As of the date of this Offering Circular, we have one full time employee, our Chief Executive Officer and President, Chaya Hendrick. We primarily use direct contract hires in administration and engineering, as is common in the information technology world. All work product developed by all of our engineers remains the intellectual property of SmartMetric. Engineers who work for SmartMetric under contract are primarily based in Tel Aviv, Israel. Some software engineering is conducted in Buenos Aires, Argentina.

LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this Offering Circular, our company is not a party to any pending litigation matters.

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

This section is provided in addition to the accompanying financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows, and is organized as follows:

●	Company Overview - Discussion of our business plan and strategy in order to provide context for the remainder of MD&A.

●	Critical Accounting Policies - Accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

●	Results of Operations - Analysis of our financial results comparing the year ended June 30, 2023 and June 30, 2022.

●	Liquidity and Capital Resources - Liquidity discussion of our financial condition and potential sources of liquidity.

Company Overview

Business. SmartMetric is a development-stage company engaged in the technology industry. SmartMetric’s main products are a fingerprint sensor activated payments card and security card with a finger sensor and fully functional fingerprint reader embedded inside the card. The SmartMetric biometric cards have a rechargeable battery allowing for portable biometric identification and card activation. This card is referred to as a biometric card or the “SmartMetric Biometric Card.”

To date, we have devoted substantially all of our efforts and financial resources to the development of our SmartMetric Card. Since our inception in 2002, we have generated no revenue from product sales and have funded our operations principally through the private sales of our equity securities. We have never been profitable and, as of December 31, 2023, we had an accumulated deficit of $(31,802,078) (unaudited). We expect to continue to incur significant operating losses for the foreseeable future as we continue the development of our technologies and advance them to market.

SmartMetric has created earlier versions of its credit/debit biometric fingerprint activated credit card. The latest version, designed to be compliant with the requests of a major global payments network, is now in the final stages of development so that it can be presented to the network and various card issuing banks.

Our cash and cash equivalents balance at June 30, 2023 was approximately $20,012 representing 32% of total assets. Notwithstanding our recent capital raises, based on our current expected level of operating expenditures, we expect to be able to fund our operations into the quarter beginning December 31, 2023. This period could be shortened if there are any significant increases in spending that were not anticipated or other unforeseen events.

We anticipate raising additional cash through the private or public sales of equity or debt securities to continue to fund our operations and the development of our technologies. There is no assurance that financing will be available to us when needed in order to allow us to continue our operations, or if available, on terms acceptable to us. If we do not raise sufficient funds in a timely manner, we may be forced to curtail operations, delay or stop our ongoing clinical trials, cease operations altogether, or file for bankruptcy. We currently do not have commitments for future funding from any source.

Going Concern. The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

As shown in the accompanying consolidated financial statements the Company has incurred recurring losses available to common shareholders of $370,639 (unaudited) for the six months ended December 31, 2023, and $935,396 and $1,636,678 for the years ended June 30, 2023 and 2022, respectively, and, as at December 31, 2023, has incurred a cumulative loss of $31,802,078 (unaudited). These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date of this filing. The Company is currently in the development stage and has spent a substantial portion of its time in the development of its technology.

There is no guarantee that the Company will be able to raise enough capital or generate revenues to sustain its operations.

Management believes that the Company’s capital requirements will depend on many factors. These factors include the final phase of development and mass production being successful as well as product implementation and distribution. Management plans to continue its relationship with Geneva Roth Remark in order to raise capital beyond exclusively private placement stock sales.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Critical Accounting Policies

We have prepared our financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. We base these significant judgments and estimates on historical experience and other applicable assumptions we believe to be reasonable based upon information presently available. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Actual results could materially differ from our estimates under different assumptions, judgments or conditions.

All of the Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, to our financial statements, included above in this Quarterly Report. We have identified the following as our significant accounting policies and estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results may differ from those estimates.

Research and Development Costs - Research and development costs are charged to expense as incurred. Our research and development expenses consist primarily of expenditures for electronics design and engineering, software design and engineering, component sourcing, component engineering, manufacturing, product trials, compensation, and consulting costs.

Earnings Per Share - In accordance with FASB ASC 260, “Earnings Per Share,” the basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

Patent Impairment - When the carrying balance of the Company’s patent is more than what it could be sold for on the open market and/or is not recoverable through future use, the Company decreases its value. In determining whether the carrying value is not recoverable, the Company estimates the sum of the expected cash flows from the use of the patent or its possible sale. If the results in an amount less that the patent’s value on the financial statements, the Company will deem the patent’s carrying value on the balance sheet to be impaired by the amount that the carrying value exceeds the fair market value of the asset. The decrease in the patent’s value will then be included as a loss in the Company’s profit and loss statement. The Company had a patent asset of $37,381 (net) (unaudited) recorded at December 31, 2023.

Cash - The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Any amounts of cash in financial institutions which exceed FDIC insured limits exposes the Company to cash concentration risk. The Company had no cash equivalents at December 31, 2023, and June 30, 2023.

Results of Operations

Comparison of the Three Months Ended December 31, 2023 and 2022. Our results of operations have varied significantly from year to year and quarter to quarter and may vary significantly in the future. We did not have revenue for the three months ending December 31, 2023 and 2022. Net loss for the three months ended December 31, 2023, and net income (attributable to common shareholders) for December 31, 2022, were $185,661 and $114,789 respectively, resulting from the operational activities described below.

Operating Expenses. Operating expense totaled $185,661 and $114,789 during the three months ended December 31, 2023 and 2022, respectively. The increase in operating expenses is the result of higher consulting expenses and legal expenses.

	Quarter Ended December 31,		Change in 2023 Versus 2022
	2023	2022	$	%
Operating expense
Officer salary	$47,500	$47,500	$-0-	-0-%
Advertising costs	45,584	43,075	2,509	5.8%
Legal & professional fees	25,850	30,443	(4,593)	(15.1)%
Research and development	8,028	56,950	(48,922)	(85.9)%
Amortization expense	663	-	663	100%
General and administrative	58,036	(63,179)	121,215	191.9%
Total operating expense	$185,661	$114,789	$70,872	61.2%

Research and Development. Research and development expenses totaled $8,028 and $56,950 for the three months ended December 31, 2023 and 2022, respectively. The decrease of $48,922, or 85.9%, in 2023 compared to 2022 was primarily attributable to decreased engineering expenses. Our research and development expenses consist primarily of expenditures related to engineering.

General and Administrative. General and administrative expenses totaled $58,036 and ($63,179) for the three months ended December 31, 2023 and 2022, respectively. The increase of $121,215, in 2023 compared to 2022 was primarily the result of an increase in consulting and legal expenses. Our general and administrative expenses consist primarily of expenditures related to employee compensation, legal, accounting and tax, other professional services, and general operating expenses.

Other Expense. Other income (expense) totaled $0 and ($11,754) for the three months ended December 31, 2023 and 2022, respectively.

	Quarter Ended December 31,		Change in 2023 Versus 2022
	2023	2022	$	%
Gain (loss) on change in derivatives	-0-	-0-	$-0-	(-)
Gain (loss) on conversions	-0-	-0-	-0-	(0)%
Gain (loss) on derivative liabilities	-0-	(284,204)	284,204	(100)%
Gain on PPP loan forgiveness	-0-	20,832	(20,832)	(100)%
Interest Expense	(14,307)	(12,909)	(1,398)	(10.8)%
Other income (expense)	-0-	11,754	(11,754)	(100)%
Total other (income) expense	$(14,307)	$(264,527)	$250,220	94.6%

Interest income (expense). We had net interest expense of ($14,307) in the three months ended December 31, 2023, compared to ($12,909) net interest expense for the three months ended December 31, 2022. The increase of $1,398 was attributable to higher interest on deferred officer salary.

Gain (loss) on change in derivatives. We had a gain (loss) on change in derivatives of $0 in the three months ended December 31, 2023, compared to a $0 gain on change in derivatives for the three months ended December 31, 2022.

Gain on PPP loan forgiveness. We recognized $0 on the forgiveness of a PPP loan during the three months ended December 31, 2023, compared to $20,832 for the three months ended December 31, 2022.

Year Ended June 30, 2023 Compared to the Year Ended June 30, 2022. Our results of operations have varied significantly from year to year and quarter to quarter and may vary significantly in the future. We did not have revenue during the years ending June 30, 2023 and 2022. We did not generate any revenues during the years ending June 30, 2023 and 2022. Net loss for the years ended June 30, 2023 and 2022 were $935,396 and $1,636,678, respectively, resulting from the operational activities described below.

Operating Expenses. Operating expenses were $810,903 and $1,117,808 during the years ended June 30, 2023 and 2022, respectively. The decrease in operating expenses is the result of decreasing research and development expenses and general and administrative expenses as a result of increasing product development activities during the fiscal year ended June 30, 2023, as compared to June 30, 2022, as set forth below.

	Year Ended June 30,		Change in 2023 Versus 2022
	2023	2022	$	%
Operating Expenses
Research and development	$125,867	$128,616	$(2,749)	(2.1)%
General and administrative	495,036	799,192	(304,157)	(87.0)%
Officer salary	190,000	190,000	-	(0)%
Total operating expense	$810,903	$1,117,808	$(298,571)	(26.7)%

Research and Development. Research and development expenses were $125,867 and $128,616 for the years ended June 30, 2023 and 2022, respectively. The decrease of $2,749, or 2.1%, in 2023 compared to 2022 was primarily attributable to a decrease in engineering costs associated with decreased development efforts in the most recent fiscal year as compared to the prior fiscal year.

Our research and development expenses consist primarily of expenditures related to engineering development of our card product.

General and Administrative. General and administrative expenses were $495,036 and $799,192 for the years ended June 30, 2023 and 2022, respectively. The decrease of $304,157 or 87.0%, in 2023 compared to 2022 was primarily the result of a decrease in consulting expenses for research and development during the most recent fiscal year as compared to the prior fiscal year.

Our general and administrative expenses consist primarily of expenditures related to employee compensation, legal, accounting and tax, other professional services, and general operating expenses.

Officer salary was $190,000 for the fiscal years ended June 30, 2023 and 2022, respectively.

Liquidity and Capital Resources

December 31, 2023. We have incurred losses since our inception as a result of significant expenditures for operations and research and development and the lack of any revenue. We have an accumulated deficit of $31,789,743 as of December 31, 2023, and anticipate that we will continue to incur additional losses for the foreseeable future. Through December 31, 2023, we have funded our operations through the private sale of our equity securities and exercises of options and warrants, resulting in gross proceeds of approximately $29.2 million from inception through December 31, 2023.

We are actively seeking sources of financing to fund our continued operations and research and development programs. To raise additional capital, we may sell shares of equity or debt securities. There can be no assurance that we will be able to complete any financing transaction in a timely manner or on acceptable terms or otherwise. If we are not able to raise additional cash, we may be forced to further delay, curtail, or cease development of our product candidates, or cease operations altogether.

	Six Months Ended December 31,		Change in 2023 Versus 2022
	2023	2022	$	%
Cash at beginning of period	$20,012	$126,791	$(106,779)	(84.2)%
Net cash used in operating activities	(188,725)	(614,555)	425,830	76.2%
Net cash used in investing activities	-0-	-0-	-0-	0%
Net cash provided by financing activities	180,216	530,762	(350,546)	(66.0)%
Cash at end of period	$11,503	$42,998	$(31,495)	(71.6)%

Net Cash Used in Operating Activities

Net cash used in operating activities was $188,725 and $614,555 for the six months ended December 31, 2023 and 2022, respectively. The decrease of $425,830 in cash used during 2023 compared to 2022 was primarily attributable to a decrease in proceeds from private placements, loss from conversion of notes to shares, offset by change in fair value of derivative liability.

Net Cash Used in Investing Activities

Cash used in investing activities was $0 and $0 for the six months ended December 31, 2023 and 2022, respectively.

Net Cash Provided by Financing Activities

During the six months ended December 31, 2023, net cash provided by financing activities was $180,216, compared to $530,762 for the six months ended December 31, 2023. The decrease of $350,546 was due to lower sales of the Company’s securities in private placements. We continue to seek funding through private placement sales of equity to fund our continued operations, sales and marketing and ongoing research and development programs.

June 30, 2023. We have incurred losses since our inception in 2002 as a result of significant expenditures for operations and research and development and the lack of any revenue. We have an accumulated deficit of $(31,431,438) million as of June 30, 2023, and anticipate that we will continue to incur additional losses for the foreseeable future. Through June 30, 2023, we have funded our operations through the private sale of our equity securities and exercise of options and warrants, resulting in gross proceeds of approximately $29.9 million. Cash and cash equivalents at June 30, 2023 were $20,012.

	Year Ended June 30,
	2023	2022
Cash at beginning of period	$126,791	$10,325
Net cash used in operating activities	(247,140)	(1,002,770)
Net cash used in investing activities –	(34,916)	-
Net cash provided by financing activities	287,987	1,140,067
Non Cash Financing expenses	(112,710)
Cash at end of period	$20,012	$126,791

Net Cash Used in Operating Activities. Net cash used in operating activities was $ (247,140) and $1,002,770 for the years ended June 30, 2023 and 2022, respectively. The decrease of $ 755,629 in cash used during 2023 compared to 2022 was primarily attributable to lower consulting and legal expenses during the most recent fiscal year as compared to the prior fiscal year.

Net Cash Used in Investing Activities. Cash used in investing activities was $34,916 and $0 for years ended June 30, 2023 and 2022, respectively.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $ 287,987 for the year ended June 30, 2023 compared to $ 1,140,067 for the year ended June 30, 2022. The decrease of $ 852,080 was due to decreased private placement sales during the most recent fiscal year as compared to the prior fiscal year. We are actively seeking sources of financing to fund our continued operations and research and development programs.

Change in Independent Auditor

Former Independent Auditor. On October 13, 2022 (the “Dismissal Date”), our Board of Directors dismissed Boyle CPA, LLC (“Boyle Firm”) as our company’s independent registered public accounting firm and informed Boyle Firm of such decision on the same date.

The report of Boyle Firm on our audited consolidated financial statements for the fiscal year ended June 30, 2021 (the last fiscal year for which Boyle Firm issued a report on our company’s financial statements), did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, other than an explanatory paragraph relating to our company’s ability to continue as a going concern.

During the fiscal years ended June 30, 2022 and 2021, as well as during the subsequent interim periods preceding the Dismissal Date, there were no (1) “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Boyle Firm with respect to any matter relating to accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Boyle Firm, would have caused it to make reference thereto in its reports on the audited consolidated financial statements of our company for such years; or (2) “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except the material weaknesses reported in Part II, Item 9A “Controls and Procedures” in our company’s Annual Reports on Form 10-K for the years ended June 30, 2022, and 2021.

New Independent Auditor. On October 13, 2022 (the “Engagement Date”), our Board of Directors approved the selection and engagement of Victor Mokuolu, CPA PLLC (“Mokuolu Firm”) as our company’s new independent registered public accounting firm. During the years ended June 30, 2022 and 2021, and the subsequent interim periods through the Engagement Date, neither our company, nor anyone on its behalf, consulted Mokuolu Firm regarding any of the matters or events set forth in Items 304(a)(2)(i) or (ii) of Regulation S-K.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of our company’s current directors and executive officers.

Name	Age	Position(s)
Chaya Hendrick	68	President, Chief Executive Officer and Chairman of the Board
Jay M. Needelman	56	Chief Financial Officer and Director
Elizabeth Ryba	73	Director

Our Directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors. There are no family relationships between or among our directors and executive officers.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Chaya Hendrick has been President, Chief Executive Officer, and Chairman of the Board of Directors of SmartMetric since the Company’s inception in 2002. C. Hendrick has served as President and CEO of Smart Micro Chip, Inc., an Australian corporation from 2000 to 2002. From 1999 to 2001, C. Hendrick was President and Chief Executive Officer of Smarticom Inc. and FastEcom, Inc., Australian corporations. From 1994 to 1998, C. Hendrick served as executive officer of Applied Computing Science (Australia), an Australian company involved in e-commerce systems, research and development. Ms. Hendrick founded Asset Developments, a property development company that created and sold regional residential land subdivisions. The last being a 1,000-acre subdivision named Claire Valley Estates in the Canberra region of Australia. All of the property development projects were funded by C. Hendrick and were financially profitable. Since founding Smart Biometric Technology, Inc. (“Smart Biometric”), a Nevada corporation specializing in the manufacture of advanced miniature biometric devices, in September 2022, C. Hendrick has served as such company’s President, Chief Executive Officer, Secretary and Chairman of the Board. C. Hendrick attended Dandenong College in Australia.

We believe Ms. Hendrick is qualified to serve on our Board due to her extensive experience in technology development and as an executive at technology companies.

Jay M. Needelman, CPA, has been the Chief Financial Officer and a director of SmartMetric since 2007. Mr. Needelman has over 29 years of experience in public accounting. Since August 2023, Mr. Needelman has served as Chief Financial Officer and Director of Smart Biometric. A 1991 graduate of Florida State University in Tallahassee, Fl, Mr. Needelman began his career in public accounting in Miami, Fl, in 1991. After working for two different firms, Mr. Needelman founded his own firm in late 1992.

We believe Mr. Needelman is qualified to serve on our Board due to his financial expertise.

Elizabeth Ryba has been a director of SmartMetric since April 5, 2006. From 2015 to the present, Ms. Ryba has been Vice President of Marketing at the Design and Decoration Building in New York, one of the premier destinations for luxury interior design showrooms in the country. Since August 2023, Ms. Ryba has served as a Director of Smart Biometric. From 2006 to 2015, Ms. Ryba had marketing positions at two luxury home decor brands. Ms. Ryba was a promotion director at Hearst Publishing from 2002 through 2005. Between 2001 and 2004, Ms. Ryba was a consultant at Stratus Rewards Credit Cards where she launched a Visa Luxury credit card where points were redeemable on private jets. Between 2000 and 2001, Ms. Ryba worked as a Marketing Consultant for SpaFinder. From 1991 through 1999, Ms. Ryba worked at Master Card where she launched a Smart Card in Australia. Ms. Ryba received her M.S. in Marketing from the University of Illinois, and her B.A. in English from the State University of New York at Stony Brook.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors’ fees and reimburse Directors for expenses related to their activities.

Employment Agreements

Chaya Hendrick.

Previous Employment Agreement. On July 1, 2012, the Company entered into an employment agreement (the “Prior Agreement”) with Chaya Hendrick, the Company’s Chief Executive Officer that expired on July 1, 2017. Pursuant to the Prior Agreement, Ms. Hendrick received an annual base salary of $190,000 per year. Ms. Hendrick was also entitled to receive a management fee equal to $50,000 per year beginning with the Company’s fiscal year ended June 30, 2012 and each fiscal year thereafter during the term of the Agreement provided that the Company has manufactured its first product. This fee was to increase by 25% per annum at the conclusion of each calendar year and was based on the continued manufacturing and sales of products by the Company. As of the end of the term of the Prior Agreement, no compensation was paid pursuant to this management fee.

Ms. Hendrick was also entitled to participate in any and all benefit plans, from time to time, in effect for senior management, along with vacation, sick and holiday pay in accordance with the Company’s policies established and in effect from time to time. The Company also provided Ms. Hendrick with the use of an automobile of Ms. Hendrick’s choice at a purchase price not to exceed $60,000. Ms. Hendrick’s employment with the Company was subject to termination at any time, with cause, as such terms are defined in the Prior Agreement.

The Prior Agreement may be terminated on 30 days’ notice by Ms. Hendrick but may only be terminated by the Company for “cause.” In the event that Ms. Hendrick’s employment was terminated by the Company, the Company was obligated to pay to Ms. Hendrick an amount equal to $350,000 plus salary remaining on the term of the Prior Agreement.

Addendum to Prior Agreement. On September 30, 2015, the Company and Ms. Hendrick entered into an Addendum to the Agreement (the “Addendum”) pursuant to which in consideration for the issuance of 200,000 shares of the Company’s Series B Convertible Preferred Stock, Ms. Hendrick granted the Company the first right to purchase or license any patents (the “Patent Option”) relating to “Smartcards” which Ms. Hendrick (i) shall apply for with the relevant patent authorities during the term of the Agreement, and (ii) are currently applied for with the relevant patent authorities or pending as of the date of the Prior Agreement (the “Patent Rights”). In exchange for the Patent Option the Company agrees, during the term of the Prior Agreement, to pay for any fees and/or expenses related to the application for the Ms. Hendrick’s Patent Rights with the relevant patent authorities, including, but not limited to, legal or filing fees. If, upon the Company’s receipt of notice of any Patent Rights of Ms. Hendrick’s in writing (“Patent Notification”) the parties fail to successfully negotiate and execute a purchase or license agreement as it relates to the Patent Right that is the subject of such Patent Notification within 60 calendar days of the receipt of such Patent Notification, the Ms. Hendrick shall be permitted to retain or transfer the Patent Rights to a third party without any subsequent notice to the Company.

Amended and Restated Employment Agreement. On July 1, 2017, the Company and Ms. Hendrick entered into an amended and restated employment agreement (“Agreement”) with a duration of sixty (60) months. Pursuant to the Agreement, Ms. Hendrick shall receive (i) an annual base salary of $190,000, subject to adjustment at the end of each fiscal year at the discretion of the board of directors, with a minimum increase of 10% per annum for the duration of the term, (ii) an incentive management fee equal to $50,000 upon the Company manufacturing its first product, which shall increase by 25% per annum and based on the continued manufacturing and sales of products by our Company.

Additionally, Ms. Hendrick shall maintain certain rights to initiate, write, invent and / or create inventions separate from SmartMetric, Inc. and to retain the intellectual property rights of such patents, inventions, or new products.

The Agreement may be terminated on 30 days’ notice by Ms. Hendrick but may only be terminated by the Company for “cause.” In the event that Ms. Hendrick’s employment is terminated by the Company for such “cause,” the Company is obligated to pay to Ms. Hendrick an amount equal to $350,000 plus the remaining salary on the term of the Agreement.

Jay Needelman. We currently have an oral agreement with Jay Needelman, our part-time Chief Financial Officer, whereby we pay Mr. Needelman an annual fee of $15,000 for his services, payable in quarterly installments of $3,750.

Committees of the Board

Our business, property and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the Board. We have not previously had an audit committee, compensation committee or nominations and governance committee.

Audit Committee. We currently do not have an acting audit committee, and our Board of Directors currently acts as our audit committee.

Audit Committee Financial Expert. We do not have an audit committee and thus do not have an audit committee financial expert.

Compensation Committee. We do not presently have a compensation committee. Our Board currently acts as our compensation committee.

Director Independence

For purposes of determining independence, we have adopted the definition of “independence” contained in the NASDAQ Market Place Rules. Pursuant to the definition, the company has determined that Elizabeth Ryba qualifies as independent.

Code of Ethics

The Company has adopted a Code of Ethics that applies to its Chief Executive Officer and Chief Financial Officer. A copy of the Company’s code of ethics is available to any person without charge upon written request to the Company at SmartMetric, Inc., 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV, 89109. Attn: Secretary.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

1.	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2.

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

4.

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Conflicts of Interest

Certain of our officers and directors are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on a board of directors. As a result, certain conflicts of interest may arise between our company and these officers and directors. We will attempt to resolve such conflicts of interest in favor of our company. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that these officers and directors exercise good faith and integrity in handling our company’s affairs. A shareholder may be able to institute legal action on behalf of our company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to us.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our CEO, Chaya Hendrick, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC, so that all shareholders have access to information about us at the same time. Ms. Hendrick collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth, for the fiscal years ended June 30, 2022 and 2021, the compensation earned by each person acting as our Chief Executive Officer and Chief Financial Officer. The Company’s only employee is our Chief Executive Officer.

Name and Principal Position	Fiscal Year Ended 6/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Chaya Hendrick	2023	190,000	Nil	Nil	Nil	Nil	Nil	Nil	190,000
President and CEO	2022	190,000	Nil	Nil	Nil	Nil	Nil	Nil	190,000

Jay Needelman	2023	15,000	Nil	Nil	Nil	Nil	Nil	Nil	15,000
Chief Financial Officer	2022	15,000	Nil	Nil	Nil	Nil	Nil	Nil	15,000

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Chaya Hendrick	-	-	-	-	n/a	-	n/a	-	-
Jay Needelman	-	-	-	-	n/a	-	n/a	-	-

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Employment Agreements

Chaya Hendrick.

Previous Employment Agreement. On July 1, 2012, the Company entered into an employment agreement (the “Prior Agreement”) with Chaya Hendrick, the Company’s Chief Executive Officer that expired on July 1, 2017. Pursuant to the Prior Agreement, Ms. Hendrick received an annual base salary of $190,000 per year. Ms. Hendrick was also entitled to receive a management fee equal to $50,000 per year beginning with the Company’s fiscal year ended June 30, 2012 and each fiscal year thereafter during the term of the Agreement provided that the Company has manufactured its first product. This fee was to increase by 25% per annum at the conclusion of each calendar year and was based on the continued manufacturing and sales of products by the Company. As of the end of the term of the Prior Agreement, no compensation was paid pursuant to this management fee.

Ms. Hendrick was also entitled to participate in any and all benefit plans, from time to time, in effect for senior management, along with vacation, sick and holiday pay in accordance with the Company’s policies established and in effect from time to time. The Company also provided Ms. Hendrick with the use of an automobile of Ms. Hendrick’s choice at a purchase price not to exceed $60,000. Executive’s employment with the Company was subject to termination at any time, with cause, as such terms are defined in the Prior Agreement.

The Prior Agreement may be terminated on 30 days’ notice by Ms. Hendrick but may only be terminated by the Company for “cause.” In the event that Ms. Hendrick’s employment was terminated by the Company, the Company was obligated to pay to Ms. Hendrick an amount equal to $350,000 plus salary remaining on the term of the Prior Agreement.

Addendum to Prior Agreement. On September 30, 2015, the Company and Ms. Hendrick entered into an Addendum to the Agreement (the “Addendum”) pursuant to which in consideration for the issuance of 200,000 shares of the Company’s Series B Convertible Preferred Stock, Ms. Hendrick granted the Company the first right to purchase or license any patents (the “Patent Option”) relating to “Smartcards” which Ms. Hendrick (i) shall apply for with the relevant patent authorities during the term of the Agreement, and (ii) are currently applied for with the relevant patent authorities or pending as of the date of the Prior Agreement (the “Patent Rights”). In exchange for the Patent Option the Company agrees, during the term of the Prior Agreement, to pay for any fees and/or expenses related to the application for the Ms. Hendrick’s Patent Rights with the relevant patent authorities, including, but not limited to, legal or filing fees. If, upon the Company’s receipt of notice of any Patent Rights of Ms. Hendrick’s in writing (“Patent Notification”) the parties fail to successfully negotiate and execute a purchase or license agreement as it relates to the Patent Right that is the subject of such Patent Notification within 60 calendar days of the receipt of such Patent Notification, the Ms. Hendrick shall be permitted to retain or transfer the Patent Rights to a third party without any subsequent notice to the Company.

Amended and Restated Employment Agreement. On July 1, 2017, the Company and Ms. Hendrick entered into an amended and restated employment agreement (“Agreement”) with a duration of sixty (60) months. Pursuant to the Agreement, Ms. Hendrick shall receive (i) an annual base salary of $190,000, subject to adjustment at the end of each fiscal year at the discretion of the board of directors, with a minimum increase of 10% per annum for the duration of the term, (ii) an incentive management fee equal to $50,000 upon the Company manufacturing its first product, which shall increase by 25% per annum and based on the continued manufacturing and sales of products by our Company.

Additionally, Ms. Hendrick shall maintain certain rights to initiate, write, invent and / or create inventions separate from SmartMetric, Inc. and to retain the intellectual property rights of such patents, inventions, or new products.

The Agreement may be terminated on 30 days’ notice by Ms. Hendrick but may only be terminated by the Company for “cause.” In the event that Ms. Hendrick’s employment is terminated by the Company for such “cause,” the Company is obligated to pay to Ms. Hendrick an amount equal to $350,000 plus the remaining salary on the term of the Agreement.

Jay Needelman. We currently have an oral agreement with Jay Needelman, our part-time Chief Financial Officer, whereby we pay Mr. Needelman an annual fee of $15,000 for his services, payable in quarterly installments of $3,750.

Outstanding Equity Awards

Our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no employee incentive plans.

Director Compensation

The Company has not compensated any Board members for their participation on the Board and does not have any standard or other arrangements for compensating them for such services. The Company may issue shares of common stock or options to acquire shares of the Company’s common stock to members of the Board in consideration for their services as members of the Board. The Company does expect to reimburse Directors for expenses incurred in connection with their attendance at meetings of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us relating to the beneficial ownership of shares of our voting securities by: each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date; provided, however, that shares underlying (1) awarded warrants to purchase shares our common stock and (2) options to purchase shares of our common stock under any employee stock plan are not included. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

	Share Ownership			Share Ownership
	Before This Offering			After This Offering
Name of Shareholder	Number of Shares Beneficially Owned		% Beneficially Owned(1)	Number of Shares Beneficially Owned		% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Chaya Hendrick	89,127,778	(3)	2.68%	89,127,778	(3)	2.08%	See Note 3
Jay Needelman	0		0%	0		0%	and Note 4
Elizabeth Ryda	40,000		*	40,000		*
Officers and directors, as a group (3 persons)	89,167,778		2.68%	89,167,778		2.08%
Class B Convertible
Preferred Stock(4)
Chaya Hendrick	610,000	(3)	100%	610,000	(3)	100%

*	Less than 1%.

(1)

Based on 3,320,826,938 shares outstanding, which includes (a) 3,162,993,559 issued shares and (b) 157,833,379 unissued shares that underlie convertible instruments convertible within 60 days of the date of this Offering Circular, before this offering.

(2)

Based on 4,283,235,270 shares outstanding, which includes (a) 4,079,660,225 issued shares, assuming the sale of all of the Offered Shares and (b) 203,575,045 unissued shares that underlie convertible instruments within 60 days of the date of this Offering Circular, after this offering.

(3)

The 89,127,778 shares of common stock deemed to be beneficially owned by Chaya Hendrick include (i) 58,627,778 of common stock, and (ii) 610,000 shares of Series B Convertible Preferred Stock convertible into 30,500,000 shares of common stock, held by Applied Cryptography, Inc. and Applied Cryptography International, Inc. (49,127,778 shares of common stock by Applied Cryptography, Inc., and 9,500,000 shares of common stock and 610,000 shares of Series B Convertible Preferred Stock held by Applied Cryptography International, Inc. The outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the common shares or the holders of other securities entitled to vote, if any. Each share of Series B Convertible Preferred Stock is convertible, at the option of the holder, into fifty (50) shares of common stock upon the satisfaction of certain conditions and for purposes of determining a quorum of a shareholder meeting, the outstanding shares of Series B Convertible Preferred Stock shall be deemed the equivalent of 51% of all shares of the Company’s common stock entitled to vote at such meetings. Our Chairman and Chief Executive Officer, Chaya Hendrick, has sole voting and dispositive power over all of the shares held in the name of both Applied Cryptography, Inc. and Applied Cryptography International, Inc., and is therefore deemed to be the beneficial owner of shares held in the name of those entities. (See Note 4).

(4)

The Class B Convertible Preferred Stock has the following voting rights: the outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of Stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the common shares or the holders of other securities entitled to vote, if any. (See “Description of Securities—Series B Non-Convertible Preferred Stock”).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Chaya Hendrick, our CEO has made cash advances to the Company periodically in exchange for promissory notes of such face values. As of December 31, 2023, June 30, 2023, and June 30, 2022, we owed Chaya Hendrick $38,129 (unaudited), $13,814 and $0, respectively. These notes bear interest at 7.00% per annum.

As of December 31, 2023, June 30, 2023, and June 30, 2022, we owed Chaya Hendrick, our CEO, $832,642 (unaudited), $769,309 and $753,475, respectively, as deferred salary for the difference between Chaya Hendrick’s contractual annual salary and the amounts actually paid. These amounts include previously deferred salary prior to the year ended June 30, 2023.

On September 30, 2015, we entered into an Addendum to the then existing employment agreement of Chaya Hendrick, pursuant to which in consideration for the issuance of 200,000 shares of the Company’s Series B Convertible Preferred Stock, Chaya Hendrick granted the us the first right to purchase or license any patents (the “Patent Option”) relating to “Smartcards” which the Hendrick (i) shall apply for with the relevant patent authorities during the term of the employment agreement, and (ii) are currently applied for with the relevant patent authorities or pending as of the date of the employment agreement. In exchange for the Patent Option the Company agreed, during the term of the such employment agreement, to pay for any fees and/or expenses related to the application for the such patent rights with the relevant patent authorities, including, but not limited to, legal or filing fees. If, upon our receipt of notice of any patent rights in writing; we and Hendrick fail to successfully negotiate and execute a purchase or license agreement as it relates to such patent rights within 60 calendar days of such receipt, Hendrick shall be permitted to retain or transfer such patent rights to a third party without any subsequent notice to us.

On September 11, 2017, we entered into a licensing a royalty agreement with Chaya Hendrick, our founder and CEO, whereby we received a license to certain patents related to our technologies until the expiration of such patents in exchange for the following: (i) the issuance to Chaya Hendrick of 200,000 Series B Convertible Preferred Shares, (ii) the payment of 5% of gross revenues derived from the sale of products derived from the patents in the future, and (iii) annual payments beginning at $50,000 per annum, increased by 100% of each previous year (offset against 5% gross revenue royalty payments) for the duration of the term of the agreement. The agreement continues until (i) the terms of the licensed patents expire, (ii) we terminate the agreement with notice to Chaya Hendrick, or (iii) Chaya Hendrick terminates the agreement pursuant to a material breach of our duties or payments contained thereunder. As of June 30, 2023, we had issued the 200,000 shares of Series B Convertible Preferred Stock as required by the license agreement, and Ms. Hendrick had waived the right to annual payments through June 30, 2023.

EXPERTS

Victor Mokuolu, CPA PLLC, an independent registered public accounting firm, has audited our financial statements at June 30, 2023 and 2022, as set forth in its report. We have included our financial statements in this Offering Circular in reliance on Victor Mokuolu, CPA PLLC’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

SmartMetric, Inc.

Unaudited Financial Statements for the Six Months Ended December 31, 2023 and 2022

Audited Financial Statements for the Years Ended June 30, 2023 and 2022

SMARTMETRIC, INC. AND SUBSIDIARY

Condensed consolidated Balance Sheet

(Unaudited)

	December 31, 2023	June 30, 2023 (audited)
Assets
Current assets:
Cash	$11,503	$20,012
Payroll tax overpayment	4,270	-
Prepaid expenses and other current assets	8,667	8,667

Total current assets	24,440	28,679

Non-current assets
Patent costs (net of amortization)	37,381	33,750
Due from SBT	750	-
Discount	-	-

Total assets	$62,571	$62,428

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,326,275	$1,233,488
Liability for stock to be issued	-	3,080
Deferred Officer’s salary	832,642	769,309
Related party interest payable	333,706	305,949
Dividends payable	1,858	1,858
Due to shareholders	52,927	52,927
Covid19 SBA loan	-	-
Convertible note payable, net of discount	64,260	400,660
Derivative liability	-	-
Convertible interest payable	22,200	22,200
Interest payable	-	-
Shareholder loan	38,129	13,814

Total current liabilities	2,671,997	2,803,284

Total Liabilities	2,671,997	2,803,284

Commitments and contingencies (See note 4)
Series C mandatory redeemable convertible preferred stock, net of discount, authorized 1,000,000 shares,17,300 and 17,300 shares issued and outstanding, respectively	15,728	15,728

Stockholders’ deficit:
Class B Preferred stock, $0.001 par value; 5,000,000 shares authorized, 610,000 and 610,000 shares issued and outstanding	610	610
Class A Preferred stock, $0.001 par value; 50,000,000 shares authorized 0 and 0 shares issued and outstanding
Common stock, $0.001 par value; 1,200,000,000,000 shares authorized, 2,822,719,707 and 2,401,186,371 shares issued and outstanding, respectively	2,822,720	2,222,952
Additional paid-in capital	26,353,594	26,451,292
Accumulated deficit	(31,802,078)	(31,431,438)

Total stockholders’ deficit	(2,625,155)	(2,756,583)

Total liabilities and stockholders’ deficit	$62,571	$62,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Operations

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022
Revenues	$-	$-	$-	$-

Expenses:
Officer’s salary	95,000	95,000	47,500	47,500
Advertising costs	90,488	116,712	45,584	43,075
Legal and professional fees	27,200	98,420	25,850	30,443
General and administrative expenses	94,986	10,956	58,036	(63,179)
Research and development	33,767	73,000	8,028	56,950
Amortization	1,225	-	663	-
Total operating expenses	342,666	394,088	185,661	114,789

Loss from operations before income taxes	(342,366)	(394,088)	(185,661)	(114,789)
Interest & Financing Expense	(27,973)	(25,956)	(14,307)	(12,909)
Gain on PPP loan forgiveness	-	20,832	-	20,832
Gain (loss) on derivative liability	-	(284,204)	-	(284,204)
Other income (expenses)	-	11,754	-	11,754
Net loss	(370,639)	(671,662)	(199,968)	(379,316)
Preferred stock dividends		-		-
Net loss available for common stockholders	$(370,639)	$(671,662)	$(199,968)	$(379,316)

Net loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding, basic and diluted	2,453,949,756	1,010,411,250	2,580,824,417	1,277,581,461

The accompanying notes are an integral part of these condensed consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Condensed consolidated Statements of Changes In Stockholders’ (Deficit)

(Unaudited)

					Additional Paid In	Accumulated
	Preferred Series C Stock		Common Stock		Capital	Deficit	Total
Balance June 30, 2022	610,000	610	647,886,336	647,886	27,546,376	(30,496,042)	(2,301,170)
Shares issued of common stock and warrants for cash			9,750,000	9,750	23,500		33,250
Shares converted from Preferred C shares to common			14,335,488	14,335	29,415		43,750
Common shares issued for services			22,250,000	22,250	-		22,250
Common shares issued for equity funding conversions			211,627,209	211,627	329,586		541,213
Series C Preferred Dividends
Prior period adjustments
Net loss for period						(292,347)	(292,347)
Balance September 30, 2022	610,000	610	905,849,033	905,848	27,928,877	(30,788,389)	(1,953,054)

Shares issued of common stock and warrants for cash			4,000,000	4,000	16,000		20,000
Shares converted from Preferred C shares to common			-	-	-		-
Common shares issued for services			-	-	-		-
Common shares issued for equity funding conversions			578,059,999	578,060	(960,669)		(382,609)
Series C Preferred Dividends
Prior period adjustments
Net loss for period						(379,316)	(379,316)
Balance December 31, 2022	610,000	610	1,487,909,032	1,487,909	26,984,207	(31,167,707)	(2,694,978)

					Additional Paid	Accumulated
	Preferred Series C Stock		Common Stock		In Capital	Deficit	Total
Balance June 30, 2023	610,000	610	2,222,951,485	2,222,951	26,451,292	(31,431,436)	(2,756,583)
Shares issued of common stock and warrants for cash			20,100,000	20,100	(6,100)		14,000
Shares converted from Preferred C shares to common			-	-	-		-
Common shares issued for services			-	-	-		-
Common shares issued for equity funding conversions			158,134,886	158,135	-		158,135
Shares issued against liability			-	-	-		-
Shares issued against warrants			-	-	-		-
Net loss for period						(170,671)	(170,671)
Balance September 30, 2023	610,000	610	2,401,186,371	2,401,186	26,445,192	(31,602,110)	(2,755,122)

Shares issued of common stock and warrants for cash			260,233,336	260,234			260,234
Shares converted from Preferred C shares to common			-	-	-	-	-
Common shares issued for services			-	-	-		-
Common shares issued for equity funding conversions			161,300,000	161,300	(91,598)		69,702
Shares issued against liability			-	-	-		-
Shares issued against warrants			-	-	-		-
Net loss for period						(199,968)	(199,968)
Balance December 31, 2023	610,000	610	2,822,719,707	2,822,719	26,353,594	(31,802,078)	(2,625,155)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Condensed consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(370,639)	(671,662)

Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued and issuable for services	-	55,500

Payroll tax overpayment	(4,270)	-
Gain (loss) on fair value of derivative liability	-	(120,996)
Amortization	1,225	(232)
Amortization of debt discount	-	35,000
Gain on PPP forgiveness	-	(20,832)

Changes in assets and liabilities
Increase (Decrease) in prepaid expenses and other current assets	1,083	5,620
Increase in accounts payable and accrued expenses	92,786	102,798
(Decrease) in deferred officer salary	63,333	(15,833)
Increase in due to shareholder	-	-
Unlocated	-	-
Increase in Convertible interest payable	-	(2,625)
Increase in interest payable	-	(7,249)
Increase in related party interest payable	27,757	25,956
Net cash used in operating activities	(188,725)	(614,555)

CASH FLOWS FROM INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from related parties	23,232	12,969
Proceeds from sale of common stock	42,770	330,932
Change in stock liability	(3,080)	(53,250)
Discount	-	-
Change in derivative liability	-	120,996
Conversions of Series C Preferred Stock	-	43,750
Due from SBT	(750)	-
Change in convertible note	122,900	90,600
Patent costs	(4,856)	(15,235)
Net cash provided by financing activities	180,216	530,762

NET INCREASE (DECREASE) IN CASH	(8,509)	(83,793)
CASH BEGINNING OF PERIOD	20,012	126,791
END OF PERIOD	11,503	42,998

Non-cash investing and financing activities	$43,750	$43,750

CASH PAID DURING THE PERIOD FOR:
Income taxes	$-	$-
Interest	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

SmartMetric, Inc. (the “Company” or “SmartMetric”) was incorporated in the State of Nevada on December 18, 2002. SmartMetric’s main product is a fingerprint sensor-activated credit/debit card with a finger sensor onboard the card and a built-in rechargeable battery for portable biometric identification and card activation. This card may be referred to as a biometric credit and or debit card or the SmartMetric Biometric credit card. SmartMetric has completed development of its card along with pre-mass manufacturing cards and is now in the final stages of production of its credit/debit biometric card. The release of this card is imminent.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management of the Company, the accompanying unaudited financial statements contain all the adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the three and six months ended December 31, 2023 are not necessarily indicative of the results that may be expected for the year ending June 30, 2024. For further information, refer to the financial statements and the footnotes thereto contained in the Company’s Annual Report on Form 10-K for the year ended June 30, 2023, as amended, as filed with the Securities and Exchange Commission on October 13, 2023. The consolidated balance sheet as of June 30, 2023, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by US GAAP for complete financial statements.

Going Concern

As shown in the accompanying condensed consolidated financial statements the Company has sustained recurring losses of $370,639 and $671,662 for the six months ended December 31, 2023 and 2022, and has an accumulated deficit of $31,802,078, and $31,431,438 at December 31, 2023 and June 30, 2023, respectively.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date of this filing. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. COVID-19 has had an impact on SmartMetric’s final card production. While the delays are primarily due to supply line disruption, the Company is confident that these delays will be short-lived based on advice from our manufacturing partners, manufacturing alternatives and alternative supply lines that are being put into place by the Company.

Management believes that the Company’s capital requirements will depend on many factors. These factors include product marketing and distribution. The management plans include equity sales and borrowing in order to fund the operations.

There are no assurances that the Company will be able to achieve the level of revenues adequate to generate sufficient cash flow from operations to support the Company’s working capital requirements. To the extent that funds generated are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available, the Company may not continue its operations.

As of the end 2023, the Company has seen its electronics assembly move forward following delays in 2020, 2021 and 2022. During the span of these past three years, SmartMetric was adversely impacted in its product development of and production plans for its biometric credit card product.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SmartMetric Australia Pty. Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. SmartMetric Australia Pty Ltd., having no assets or bank accounts and no operations, has been voluntarily dissolved as a corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to expense as incurred. Our research and development expenses consist primarily of expenditures for electronics design and engineering, software design and engineering, component sourcing, component engineering, manufacturing, product trials, compensation and consulting costs.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

Loss Per Share of Common Stock

In accordance with FASB ASC 260, “Earnings Per Share,” the basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of December 31, 2023 and 2022, 227,935,352 and 19,935,352 dilutive shares were excluded from the calculation of diluted loss per common share, with all dilutive shares being common stock warrants at December 31, 2023 and 2022, as their effect would be anti-dilutive.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation and ASC 505-50, Equity-Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period.

Fair value of financial instruments

The Company measures fair value in accordance with ASC 820 - Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 - Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of December 31, 2023 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable, receivables from related parties, prepaid expenses and other, accounts payable, accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximate the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at December 31, 2023.

NOTE 3 - PREPAID EXPENSES

Prepaid expenses represent the unexpired terms of various consulting agreements as well as advance rental payments. Prepaid expenses at December 31, 2023 were $8,667.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Lease Agreement

The Company’s main office is in Las Vegas, Nevada. Rent expense under all leases for the three months ended December 31, 2023 and 2022 was $3,785 and $4,037 respectively. The Company maintains only one office. This office is in Las Vegas, NV and is a month-to-month lease.

Related Party Transactions

As of December 31, 2023 and June 30, 2023, the Company has accrued the amounts of $832,642 and $769,309, respectively, as deferred Officer’s salary for the difference between the president’s annual salary and the amounts paid.

As a result of shareholder loans and deferred officer salary, the Company has accrued a balance of $333,706 and $305,949 as interest payable as of December 31, 2023 and June 30, 2023.

On September 11, 2017, we received a license to certain patents from Chaya Hendrick, our founder and CEO, related to our technologies until the expiration of the patents. As consideration, we issued Chaya Hendrick, or her assigns, (i) 200,000 shares of Series B Convertible Preferred Stock, (ii) a royalty equal to 5% of gross revenues derived from products sold related to the patents, and (iii) certain minimum required payments beginning at $50,000 and doubling each year thereafter. The Series B Preferred Stock may be converted at the election of holder on a basis for 50 common shares for each preferred share at any time or an aggregate of 10,000,000 common shares in exchange for all 200,000 shares of Series B Convertible Preferred Stock.

Our CEO maintains an employment agreement that stipulates a $190,000 annual salary. This agreement is still in effect.

Litigation

From time to time, we may be a defendant or plaintiff in various legal proceedings arising in the normal course of our business. As of the date of this Quarterly Report, there are no material pending legal or governmental proceedings relating to us or properties to which we are a party, and, to our knowledge, there are no material proceedings to which any of our directors, executive officers or affiliates are a party adverse to us or which have a material interest adverse to us.

NOTE 5 - DEBT

On April 17, 2020, we received funds under the Paycheck Protection Program (the “PPP”), a part of the CARES Act. The loan was serviced by Chase Bank, and the application for these funds required us to, in good faith, certify that the current economic uncertainty made the loan necessary to support our ongoing operations. We used the funds for payroll and related costs. The receipt of these funds, and the forgiveness of the loan attendant to these funds, was dependent on our ability to adhere to the forgiveness criteria. The loan bore interest at a rate of 0.98% per annum and had a maturity date of April 6, 2022, with the first payment being deferred until April 17, 2021. Under the terms of the PPP, certain amounts could be forgiven if they were used in accordance with the CARES Act. The Company applied for forgiveness of this loan as of October 2021, and forgiveness was granted by the Small Business Administration. Therefore, the loan is considered paid in full.

On March 5, 2020, the Company issued a $35,000 10% convertible note to GHS Investments, LLC, in relation to an equity financing agreement (see Note 6). The note was due on December 5, 2020, and is convertible at a rate of $0.0175 per share which resulted in a discount from the beneficial conversion feature totaling $5,000. As of March 31, 2023, the note had been paid in full.

On July 23, 2021, the Company entered into a securities purchase agreement with AJB Capital Investments, LLC (“AJB”) with respect to the sale and issuance of: (i) a commitment fee in the amount of $250,000 in the form of 12,500,000 shares of the Company’s common stock (the “Commitment Fee Shares”), (ii) a promissory note in the aggregate principal amount of $300,000 (the “Note”), (iii) common stock purchase warrants to purchase up to an aggregate of 10,000,000 shares of the common stock (the “Warrants”), and (iv) 5,000 shares of the Company’s Series D Convertible Preferred Stock. The Note and Warrants were issued on July 23, 2021. The Commitment Fee Shares were issued at a value of $250,000, the Note was issued in a principal amount of $300,000 for a purchase price of $270,000, resulting in an original issue discount of $30,000; the Warrants were issued, with an initial exercise price of $0.05 per share, subject to adjustment; and 5,000 Series D Shares were issued to be converted into the shares of common stock of the Company solely in the event of default under the securities purchase agreement. The aggregate cash subscription amount received by the Company from AJB for the issuance of the Commitment Fee Shares, Note and Warrants was $253,000, due to a reduction in the $270,000 purchase price as a result of broker, legal, and transaction fees. On February 2, 2022, the Company repaid the amounts due AJB.

On January 27, 2022, the Company entered into a securities purchase agreement with Talos Victory Fund, LLC (“TVF”). The Company issued TVF a 10% promissory note in the principal amount of $250,000 (the “Note”) and a warrant (the “Warrant”) to purchase 12,500,000 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”). In connection with the agreement, the Company authorized the issuance of 12,500,000 common share warrants to TVF (“Warrant Shares”).

On January 27, 2022, the Company entered into a securities purchase agreement with Firstfire Global Opportunities Fund (“Firstfire”). The Company issued Firstfire a 10% promissory note in the principal amount of $250,000 (the “Note”) and a warrant (the “Warrant”) to purchase 12,500,000 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”). In connection with the agreement, the Company authorized the issuance of 12,500,000 common share warrants to Firstfire (“Warrant Shares”).

On January 27, 2022, the Company entered into a securities purchase agreement with Mast Hill Fund, LP (“Mast Hill”). The Company issued Mast Hill a 10% promissory note in the principal amount of $250,000 (the “Note”) and a warrant (the “Warrant”) to purchase 12,500,000 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”). In connection with the agreement, the Company authorized the issuance of 12,500,000 common share warrants to Mast Hill (“Warrant Shares”).

On March 8, 2022, the Company entered into a securities purchase agreement with Mast Hill, in which Mast Hill shall purchase up to five million dollars ($5,000,000) of the Company’s common stock. In connection with the execution of the Agreement, on March 8, 2022, the Company issued Mast Hill five (5) common stock purchase warrants, respectively, for the purchase of (i) 500,000 shares of common stock (the “First Warrant”), (ii) 1,000,000 shares of common stock (the “Second Warrant”), (iii) 1,000,000 shares of common stock (the “Third Warrant”), (iv) 2,500,000 shares of common stock (the “Fourth Warrant”), and (v) 62,500,000 shares of the Company’s common stock (the “Fifth Warrant”) at the exercise price (as such term is defined in each of the warrants) per share then in effect.

On March 15, 2022, the Company entered into a securities purchase agreement with Mast Hill. The Company issued Mast Hill: (i) a promissory note in the aggregate principal amount of $250,000, (ii) a common stock purchase warrant to purchase up to an aggregate of 12,500,000 shares of the Company’s common stock, par value $0.001 per share, and (iii) 12,500,000 shares of common stock.

Between August 2022 and December 2022, Mast Hill Fund, L.P. converted some of its warrants into 335,467,849 common shares representing a total of $275,000.

Between August and September 2022, Talos Victory Fund, LLC converted some of its warrants into 102,918,679 common shares representing a total of $275,000.

Between August and November 2022, Firstfire Global Opportunities Fund, LLC converted some of its warrants into 190,000,000 common shares representing $275,000.

Between October 2022 and November 2022, Blue Lake Partners, LLC converted some of its warrants into 161,297,680 common shares representing $150,375.

In January 2023, Blue Lake Partners, LLC converted some of its warrants into 66,640,000 common shares representing $66,640.

In February 2023, Mast Hill Fund LP converted debt into 77,646,846 common shares.

In July 2023, Mast Hill Fund LP converted its warrants into 96,800,000 common shares.

In September 2023, Mast Hill Fund LP converted its warrants into 61,334,886 common shares.

In November 2023, Mast Hill Fund LP converted debt into 64,500,000 common shares.

In September 2023, Mast Hill Fund LP converted debt into 96,800,000 common shares.

NOTE 6 - STOCKHOLDERS’ DEFICIT

Preferred Stock

Series B Convertible Preferred Stock

On December 11, 2009, the Company filed a Certificate of Designation with the State of Nevada, to designate 500,000 shares of preferred stock as Series B Convertible Preferred Stock (“Series B Convertible Preferred Stock”). Effective November 5, 2014, the number of shares designated as Series B Convertible Preferred Stock was increased to 5,000,000 shares.

The Company issued 200,000 shares of Series B Convertible Preferred Stock upon its inception in 2004.

In October 2015, the Company issued 200,000 shares of Series B Convertible Preferred Stock.

On September 11, 2017, the Company issued an additional 210,000 shares Series B Convertible Preferred Stock to its CEO, Chaya Hendrick, in consideration for the grant of exclusive rights to the licensed patent.

As of December 31, 2023, the Company has 5,000,000 shares of Series B Convertible Preferred Stock, par value $0.001, authorized, and 610,000 shares of Series B Convertible Preferred Stock issued and outstanding.

Holders of the Series B Convertible Preferred Stock are entitled to receive dividends or other distributions with the holders of the common stock of the Company on an as converted basis when, as, and if declared by the directors of the Company. Holders of the Series B Convertible Preferred Stock are entitled to convert each share of the Series B Convertible Preferred Stock into fifty (50) shares of common stock. The outstanding shares of Series B Convertible Preferred Stock are entitled to vote on any matter with the holders of common stock voting together as one (1) class and shall have that number of votes (identical in every other respect to the voting rights of the holder of common stock entitled to vote at any regular or special meeting of stockholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the common shares or the holders of other securities entitled to vote, if any.

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Series B Convertible Preferred Stock are entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value, pro rata with the holders of the common stock.

Series C Convertible Preferred Stock

From time to time, the Company issues Series C Convertible Preferred Stock in exchange for cash. These shares are convertible into shares of the Company’s common stock at the price of $0.9090.

The number of issued and outstanding shares of Series C Convertible Preferred Stock were 17,300 and 17,300, respectively, for December 31, 2023 and June 30, 2023.

Series D Convertible Preferred Stock

On July 27, 2021 the Company designated Series D Convertible Preferred Stock (the “Series D Shares”). The Series D Shares have a stated value of $100.00 (the “Stated Value”), and carry a conversion price of the volume weighted average price (for the 20 trading days immediately prior to the conversion date). The number of shares of common stock to be issued upon any conversion shall be calculated as the quotient of (i) the product of the issued shares of the Series D Shares to be converted and the Stated Value, and (ii) the Conversion Price. The Series D Shares are not entitled to receive dividends or other distributions, and have no voting rights.

Common Stock

During the three months ended September 30, 2022, the Company issued 257,962,697 shares of common stock, of which 9,750,000 were issued from stock payable, 14,385,488 were converted from 48,125 shares of Preferred stock, 22,250,000 shares were issued for advertising and promotional services and 221,327,209 shares were issued in conjunction with securities purchase agreements for net proceeds of $291,410.

During the three months ended September 30, 2022, the Company sold zero shares of common stock for net proceeds of $0.

During the three months ended September 30, 2023, the Company sold for cash 199,000,000 shares of common stock for net proceeds of $99,450.

During the three months that ended September 30, 2023, the Company issued 178,234,886 shares of common stock, of which 20,100,000 were issued for cash and 158,134,886 shares were issued in conjunction with securities purchase agreements.

During the three months ended December 31, 2023, the Company sold for cash 31,000,000 shares of common stock for net proceeds of $42,770.

During the three months that ended December 31, 2023, the Company issued 421,533,336 shares of common stock, of which 176,900,002 were issued for cash and 161,300,000 shares were issued in conjunction with securities purchase agreements and 83,333,334 shares were issued in conjunction with Regulation A.

Equity Financing Agreement

On March 5, 2020, the Company entered into an equity financing agreement (the “Equity Financing Agreement”) with GHS Investments, LLC, a Nevada limited liability company (“GHS”). Pursuant to the Equity Financing Agreement, the Company agreed to sell to GHS an indeterminate amount of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), up to an aggregate price of four million dollars ($4,000,000).

Following effectiveness of the Registration Statement, the Company shall have the discretion to deliver puts to GHS and GHS will be obligated to purchase shares of the Company’s Common Stock based on the investment amount specified in each put notice. The maximum amount that the Company shall be entitled to put to GHS in each put notice shall not exceed two hundred percent (200%) of the average daily trading dollar volume of the Company’s Common Stock during the ten (10) trading days preceding the put, so long as such dollar amount does not exceed $500,000. Pursuant to the Equity Financing Agreement, GHS and its affiliates will not be permitted to purchase and the Company may not put shares of the Company’s Common Stock to GHS that would result in GHS’s beneficial ownership, equaling more than 4.99% of the Company’s outstanding Common Stock. The price of each put share shall be equal to eighty percent (80%) of the Market Price (as defined in the Equity Financing Agreement). Puts may be delivered by the Company to GHS until the earlier of thirty-six (36) months after the effectiveness of the Registration Statement.

Concurrently with the execution of the Equity Financing Agreement, the Company entered into a convertible promissory note, for the principal balance of $35,000. Per the terms of the convertible promissory note, the Company agreed to pay GHS interest at the rate of ten percent (10%) until it became due on December 5, 2020. The holder of the convertible promissory note shall have the right at any time to convert all or any part of the outstanding and unpaid principal and interest at a fixed conversion price of $0.0175. See Note 5. The principal balance of $35,000 was been recognized as deferred financing costs in current assets on the accompanying Consolidated Balance Sheet, and was charged against the gross proceeds of each put when received. As of the date of this filing, the note has been paid in full.

Warrants

From time to time the Company granted warrants in connection with private placements of securities, as described herein.

As of December 31, 2023, and June 30, 2023, the following is a breakdown of the warrant activity:

Range of Exercise Prices	Number of Warrants Outstanding	Weighted- Average Contractual Life Remaining in Years	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Warrants Outstanding and Exercisable at December 31, 2023:
$0.70 - $1.00	227,935,352	1.07	$0.22	227,935,352	$0.22

Warrants Outstanding and Exercisable at June 30, 2023:
$0.10 - $0.20	16,935,352	1.01	$0.23	16,935,352	$0.23

Warrant Activity:

December 31, 2023:

Outstanding - June 30, 2023	16,935,352
Issued	211,000,000
Exercised	-
Expired	-
Outstanding - December 31, 2023	227,935,352

December 31, 2022:

Outstanding - June 30, 2022	45,997,852
Issued	-
Exercised	-
Expired	(26,062,500)
Outstanding - December 31, 2022	19,935,352

At December 31, 2023, all 227,935,352 warrants are vested and all 227,935,352 warrants expire at various times prior to July 9, 2023.

NOTE 7 - MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Issuances of Series C Convertible Preferred Stock

On January 10, 2019, the Board of Directors of the Company adopted a resolution pursuant to the Company’s Certificate of Incorporation, as amended, providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, of the Series C Convertible Preferred Stock.

On January 14, 2019, the Company filed a Certificate of Designations for its Series C Convertible Preferred Stock. The authorized number of Series C Convertible Preferred Stock is 1,000,000 shares, par value 0.001. The Series C Convertible Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Company’s common stock, (b) junior with respect to dividends and right of liquidation with respect to the Company’s Series B Preferred Stock, and (c) junior with respect to dividends and right of liquidation to all existing indebtedness of the Company. The Series C Convertible Preferred Stock will carry an annual ten percent (10%) cumulative dividend, compounded daily, payable solely upon redemption, liquidation or conversion. The Company will have a right, at any time in the period of 180 days from the date of the issuance, at the Company’s option, to redeem all or any portion of the Series C Preferred Stock at prices ranging from 105% to 130%, based on the passage of time.

The number of shares of Series C Convertible Preferred Stock issued and outstanding were 17,300 and 17,300, respectively, for December 31, 2023 and June 30, 2023.

The holders of Series C Convertible Preferred Stock shall have the right at any time during the period beginning on the date which is six (6) months following the date of their issuance, to convert all or any part of the outstanding Series C Convertible Preferred Stock into fully paid and non-assessable shares of common stock at the Variable Conversion Price. The “Variable Conversion Price” shall mean 71% multiplied by the Market Price (representing a discount rate of 29%). “Market Price” means the average of the two (2) lowest Trading Prices (which means, for any security as of any date, the closing bid price on the OTCQB, OTCQX, Pink Sheets electronic quotation system or applicable trading market (the “OTC”) as reported by a reliable reporting service (“Reporting Service”) designated by the holder (i.e. Bloomberg) for the common stock during the fifteen (15) Trading Day Period ending on the latest complete Trading Day prior to the date of conversion (both terms as defined in the Certificate of Designations).

The Series C Convertible Preferred stock is convertible after six months at 71% of the average market price of the Company’s stock based on the lowest two (2) market closes fifteen (15) days prior. Consequently, the shares were converted at different rates. The Company assessed the conversion feature and determined it was required to be bifurcated and recognized as a derivative liability. Three (3) batches of Preferred stock were subject to derivative liability valuation based on the Black Scholes Merton pricing model. As the fair value of each of the three (3) derivative and the shares issued at inception were in excess of the face amount of the Preferred stock, the Company recorded a discount in the amount of $35,000 to be amortized utilizing the effective interest method of accretion over the term of the note.

On the date which is eighteen (18) months following the Issuance Date or upon the occurrence of an Event of Default (the “Mandatory Redemption Date”), the Company shall redeem all of the shares of Series C Convertible Preferred Stock of the holder (which have not been previously redeemed or converted). Within five (5) days of the Mandatory Redemption Date, the Company shall make payment to each holder of an amount in cash equal to the total number of shares of Series C Convertible Preferred Stock held by such holder multiplied by the then current Stated Value.

All shares of mandatorily redeemable convertible preferred stock have been presented outside of permanent equity in accordance with ASC 480, Classification and Measurement of Redeemable Securities. The Company accretes the carrying value of its Series C Convertible Preferred Stock to its estimate of fair value (i.e., redemption value) at period end.

The carrying value of the Series C Convertible Preferred Stock at December 31, 2023 and June 30, 2023 was $15,728 and $15,728 net of discount, respectively. There were 0 shares of Series C Preferred Stock issued for net proceeds of $0, and 0 shares of Series C Preferred Stock converted to 0 shares of common stock for the three months ended December 31, 2023.

NOTE 8 - DERIVATIVE LIABILITIES

The conversion rates of the convertible notes and Series C Convertible Preferred Stock are convertible at a variable rate. Accordingly, the Company concluded there is an embedded derivative which was required to be bifurcated and accounted for as a derivative liability. The Company chose to use the Black Scholes model to calculate the derivative liability. The assumptions in the derivative liability calculation included the price of the Company’s common stock of $0.0141 at the valuation date, term of zero, a risk-free rate of between $0.0010 and $0.0011 and a volatility rate of between 150% and 341%. The Company has recorded the embedded derivative liability at its’ fair value utilizing the Black Scholes Merton option pricing model, as follows:

	Level 1	Level 2	Level 3	Total
Derivative liability	$-	$-	$-	$-

NOTE 9 - INCOME TAXES

The Company provides for income taxes at the end of each interim period based on the estimated effective tax rate for the full fiscal year. Cumulative adjustments to the Company’s estimate are recorded in the interim period in which a change in the estimated annual effective rate is determined.

The Company has estimated its effective tax rate to be 0%, based primarily on losses incurred and the uncertainty of realization of the tax benefit of such losses.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has reviewed its operations subsequent to December 31, 2023 to the date these financial statements were issued. Between December 31, 2023 and February 20, 2024, other than as described in “Recent Developments” in Part I, Item 2 of this Quarterly Report, there were no subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Smartmetric, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smartmetric, Inc. (the “Company”) as of June 30, 2023, and June 30, 2022, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years then ended June 30, 2023, and June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and June 30, 2022, and the results of its operations and its cash flows for each of the years ended June 30, 2023, and June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has negative working capital and has an accumulated deficit as of June 30, 2023. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans are also described in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Victor Mokuolu, CPA PLLC

PCAOB ID: 6771

We have served as the Company’s auditor since 2022.

Houston, Texas

October 13, 2023

SMARTMETRIC, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	June 30,	June 30,
	2023	2022
Assets
Current assets:
Cash	$20,012	$126,791
Prepaid expenses and other current assets	8,667	13,720

Total current assets	28,679	140,511

Non-current assets
Patent costs (net of amortization)	33,750	-

Total assets	$62,428	$140,511

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,233,488	$1,052,553
Liability for stock to be issued	3,080	115,790
Deferred Officer’s salary	769,309	753,475
Related party interest payable	305,949	253,898
Dividends payable	1,858	1,858
Due to shareholders	52,927	52,927
Covid19 SBA loan	-	20,832
Convertible note payable, net of discount	400,660	-
Derivative liability	-	120,996
Convertible interest payable	22,200	7,249
Interest payable	-	2,625
Shareholder loan	13,814	-

Total current liabilities	2,803,284	2,382,203

Total Liabilities	2,803,284	2,382,203

Commitments and contingencies (See note 4)
Series C mandatory redeemable convertible preferred stock, net of discount, authorized 1,000,000 shares, 17,300 and 65,425 shares issued and outstanding, respectively	15,728	59,478

Stockholders’ deficit:
Class B Preferred stock, $.001 par value; 5,000,000 shares authorized, 610,000 and 610,000 shares issued and outstanding	610	610
Class A Preferred stock, $.001 par value; 50,000,000 shares authorized 0 and 0 shares issued and outstanding
Common stock, $.001 par value; 2,400,000,000 shares authorized, 2,222,951,485 and 647,886,336 shares issued and outstanding, respectively	2,222,952	647,886
Additional paid-in capital	26,451,292	27,546,376
Accumulated deficit	(31,431,438)	(30,496,042)

Total stockholders’ deficit	(2,756,583)	(2,301,170)

Total liabilities and stockholders’ deficit	$62,428	$140,511

See notes to consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended June 30, 2023	Year Ended June 30, 2022
Revenues	$-	$-

Expenses:
Officer’s salary	190,000	190,000
Advertising costs	207,935	172,047
Legal and professional fees	139,936	346,603
General and administrative expenses	145,999	280,542
Amortization expense	1,166	-
Research and development	125,867	128,616
Total operating expenses	810,903	1,117,808

Loss from operations	(810,903)	(1,117,808)
Other Income (Expenses)
Interest & Financing Expense	(127,800)	(71,254)
Gain on PPP loan forgiveness	-	20,832
Gain (loss) on conversions of debt to equity	-	(468,447)
Other income (expenses)	3,307	-
Net loss	(935,396)	(1,636,677)
Preferred stock dividends	-	-
Net loss available for common stockholders	$(935,396)	$(1,636,677)

Net loss per share, basic and diluted	$(0.00)	$(0.00)

Weighted average number of common shares outstanding, basic and diluted	710,803,569	549,174,463

See notes to consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Deficit

	Common Stock		Preferred Stock B		Additional Paid-In	Accumulated	Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Deficiency
Balance June 30, 2021	446,385,628	446,386	610,000	610	25,955,367	(28,859,365)	(2,457,002)
Shares issued of common stock and warrants for cash	80,040,996	80,041			850,661		930,702
Shares converted from Preferred C shares to common	76,954,447	76,955			299,546		376,501
Common shares issued for services	19,505,265	19,504			90,802		110,306
Common shares issued for finders fee	25,000,000	25,000			350,000		375,000
Net loss for period						(1,636,677)	(1,636,677)
Balance June 30, 2022	647,886,336	647,886	610,000	610	27,546,376	(30,496,043)	(2,301,170)

Shares issued of common stock and warrants for cash	271,525,383	271,525			(8,295)		263,230
Shares issued against warrants	244,803,545	244,804			(244,804)		-
Shares converted from Preferred C shares to common	14,335,488	14,335			29,415		43,750
Shares issued against Liability	153,992,825	153,993			(1,217,945)		(1,063,951)
Common shares issued for services	22,750,000	22,750			4,500		27,250
Common shares issued for equity funding conversions	867,657,908	867,658			342,045		1,209,704
Net loss for period						(935,396)	(935,396)
Balance June 30, 2023	2,222,951,485	2,222,951	610,000	610	26,451,292	(31,431,439)	(2,756,583)

See notes to consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended June 30, 2023	Year Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(935,396)	$(1,636,678)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	1,166	-

Non cash activities:
Common stock issued and issuable for services	27,250	485,306
Gain (loss) on fair value of derivative liability		75,472
Amortization of debt discount	-	30,000
Gain on PPP forgiveness	(20,832)	-

Changes in assets and liabilities
Increase (Decrease) in prepaid expenses and other current assets	5,053	(8,720)
Increase in accounts payable and accrued expenses	180,935	(21,233)
(Decrease) in deferred officer salary	15,833	15,833
Increase in Due to shareholder	13,814	-
Increase in Convertible interest payable	14,951	1,750
Increase in interest payable	(2,625)	3,448
Decrease in Note Payable	400,660	-
Increase in related party interest payable	52,051	52,052
Net cash used in operating activities	(247,140)	(1,002,770)

CASH FLOWS FROM INVESTING ACTIVITIES
Patent Cost	(34,916)	-
Net cash used in investing activities	(34,916)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from related parties	-	11,584
Proceeds from sale of common stock	263,230	966,784
Proceeds from conversion of debt to equity	102,003	-
Proceeds from sale of Series C Preferred stock	-	195,000
Conversion of Series C Preferred stock	43,750	-
Change in dividends payable	-	(584)
Change in derivative Liability	(120,996)	-
Repayment of AJB Note	-	(32,717)
Net cash provided by financing activities	287,987	1,140,067

NET INCREASE (DECREASE) IN CASH	5,931	137,297
CASH BEGINNING OF PERIOD	126,791	10,325
END OF PERIOD	20,012	126,791

Non cash activities
Non cash change in stock liability	(112,710)	-
Non-cash activities	(112,710)	-

See notes to consolidated financial statements.

SMARTMETRIC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	ORGANIZATION AND BASIS OF PRESENTATION

SmartMetric, Inc. (the “Company” or “SmartMetric”) was incorporated in the State of Nevada on December 18, 2002. SmartMetric’s main product is a fingerprint sensor-activated card with a finger sensor onboard the card and a built-in rechargeable battery for portable biometric identification. This card may be referred to as a biometric card or the SmartMetric Biometric Datacard. SmartMetric has completed development of its card along with pre-mass manufacturing cards but has not yet begun to mass manufacture the biometric fingerprint activated cards.

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The Company has adopted June 30 as its fiscal year end.

Going Concern

As shown in the accompanying consolidated financial statements the Company has sustained recurring losses available to common shareholders of $935,396 and $1,636,677 for the period ended June 30, 2023 and 2022, respectively, and has an accumulated deficit of $31,431,438 at June 30, 2023 and $30,496,042 June 30, 2022.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date of this filing. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

The Company has reviewed all new accounting pronouncements and has concluded that there will be no new pronouncements to adopt.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SmartMetric Australia Pty. Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, accounts payable and related party payables approximate the respective fair values due to the short maturities of these items.

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company at present does not have any Level 2 or Level 3 fair value instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. Any amounts of cash in financial institutions which exceed FDIC insured limits exposes the Company to cash concentration risk. The Company had no cash equivalents at June 30, 2023 and 2022.

Research and Development

Research and development costs are charged to expense as incurred. Our research and development expenses consist primarily of expenditures for electronics design and engineering, software design and engineering, component sourcing, component engineering, manufacturing, product trials, compensation, and consulting costs.

Revenue Recognition

The Company has not recognized revenues to date. Therefore, the Company has not yet adopted a revenue recognition policy.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Uncertainty in Income Taxes

GAAP requires the recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. Management evaluates Company tax positions on an annual basis and has determined that as of June 30, 2023 and 2022, no accrual for uncertain income tax positions is necessary.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Per Share of Common Stock

In accordance with FASB ASC 260, “Earnings Per Share,” the basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of June 30, 2023 and 2022, 16,935,342 and 45,997,852 dilutive shares were excluded from the calculation of diluted loss per common share, with all dilutive shares being Common stock warrants at June 30, 2023 and 2022.

NOTE 3 -	PREPAID EXPENSES

Prepaid expenses were $8,667 and $13,720 at June 30, 2023 and 2022. All prepaid expenses consist of OTC market fees.

NOTE 4 -	COMMITMENTS

Lease Agreement

The Company’s main office is in Las Vegas, Nevada. Rent expense under all leases for the years ended June 30, 2023 and 2022 was $7,387 and $7,613 respectively. The Company maintains only one office. This office is in Las Vegas, NV and is a month-to-month lease.

Related Party Transactions

The Company’s Chief Executive Officer has made cash advances to the Company with an aggregate amount due of $13,814 and $0 as of June 30, 2023 and 2022, respectively. These advances bear interest at 7% per annum.

As of June 30, 2023 and June 30, 2022, the Company has accrued the amounts of $769,309 and $753,475, respectively, as deferred Officer’s salary for the difference between the president’s annual salary and the amounts paid.

As a result of these shareholder loans and deferred officer salary, the Company has accrued a balance of $305,949 and $253,898 as interest payable as of June 30, 2023 and 2022.

On September 11, 2017, we received a license to certain patents from Chaya Hendrick, our founder and CEO, related to our technologies until the expiration of the patents. As consideration, we issued Chaya Hendrick, or her assigns, 200,000 shares of Series B Convertible Preferred Stock, we agreed to pay a royalty equal to 5% of gross revenues derived from products sold related to the patents, and we agreed to make certain minimum required payments beginning at $50,000 and doubling each year thereafter. The Series B Preferred Shares may be converted at the election of holder on a basis for 50 common shares for each preferred share at any time or an aggregate of 10,000,000 common shares in exchange for all 200,000 preferred shares. As of June 30, 2023, we had issued the 200,000 shares of Series B Convertible Preferred Stock, and Ms. Hendrick had waived the right to annual payments through June 30, 2023.

Our CEO maintains an employment agreement that stipulates a $190,000 annual salary. This agreement is in effect until mutual agreement between its CEO and the Company to terminate.

NOTE 5 -	DEBT

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, “Derivatives and Hedging,” and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at default resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company has recorded the embedded derivative liability at its’ fair value utilizing the Black-Scholes Merton option pricing model, as follows:

	Level 1	Level 2	Level 3	Total
Derivative liability	$-	$-	$-	$-

NOTE 6 -	STOCKHOLDERS’ DEFICIT

Preferred Stock

As of June 30, 2023, the Company has 5,000,000 shares of Series B preferred stock, par value $0.001, authorized and 610,000 shares issued and outstanding.

Each share of Series B Convertible Preferred Stock has a par value of $0.001, and a stated value equal to $5.00 (“Stated Value”). Holders of the Series B Convertible Preferred Stock are entitled to receive dividends or other distributions with the holders of the common stock of the Company on an as converted basis when, as, and if declared by the directors of the Company. Holders of the Series B Convertible Preferred Stock are entitled to convert all or any one (1) share of the Series B Convertible Preferred Stock into fifty (50) shares of common stock.

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (“liquidation”), holders of the Series B Convertible Preferred Stock are entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value, pro rata with the holders of the common stock.

The Company issued 200,000 Series B preferred shares upon its inception in 2004.

In October 2015, the Company issued 200,000 Series B preferred shares.

On September 11, 2017, the Company issued an additional 210,000 shares of Series B preferred shares to its CEO, Chaya Hendrick, in consideration for grant of exclusive rights to the licensed patent.

As of June 30, 2023, the Company has 50,000,000 shares of Class A preferred stock, par value $0.001, authorized and no shares issued and outstanding.

Common Stock and Warrants

●During the three months ended September 30, 2022, the Company issued 257,962,697 shares of common stock, of which 9,750,000 were issued from stock payable, 14,385,488 were converted from 48,125 shares of Preferred C shares, 22,250,000 shares were issued for advertising and promotional services and 221,327,209 shares were issued in conjunction with securities purchase agreements for net proceeds of $330,700.

●During the three months ended September 30, 2022, the Company sold 0 shares of common stock for net proceeds of $0. The Company issued 4,000,000 shares representing $20,000.

●During the three months ended December 31, 2022, the Company issued 582,059,999 shares of common stock, of which 4,000,000 were issued for cash and 578,059,999 shares were issued in conjunction with securities purchase agreements.

●During the three months ended December 31, 2022, the Company sold 0 shares of common stock for net proceeds of $0.

●During the three months ended March 31, 2023, the Company sold 11,000,000 shares of common stock for net proceeds of $60,000.

●During the three months that ended March 31, 2023, the Company issued 155,786,846 shares of common stock, of which 11,000,000 were issued for cash, 500,000 shares were issued for services and 144,286,846 shares were issued in conjunction with securities purchase agreements.

●During the three months ended June 30, 2023, the Company sold for cash 213,333,328 shares of common stock for net proceeds of $116,940.

●During the three months that ended June 30, 2023, the Company issued 579,255,607 shares of common stock, of which 189,833,325 were issued for cash and 389,422,282 shares were issued in conjunction with securities purchase agreements.

●During the three months ended September 30, 2022, the Company issued 257,962,697 shares of common stock, of which 9,750,000 were issued from stock payable, 14,385,488 were converted from 48,125 shares of Preferred stock, 22,250,000 shares were issued for advertising and promotional services and 221,327,209 shares were issued in conjunction with securities purchase agreements for net proceeds of $291,410.

●During the three months ended September 30, 2022, the Company sold 0 shares of common stock for net proceeds of $0.

NOTE 6 -	STOCKHOLDERS’ DEFICIT (CONTINUED)

●During the three months ended December 31, 2022, the Company issued 582,059,999 shares of common stock, of which 4,000,000 were issued for cash and 578,059,999 shares were issued in conjunction with securities purchase agreements.

●During the three months ended December 31, 2022, the Company sold 0 shares of common stock for net proceeds of $0.

Warrants Outstanding and Exercisable at June 30, 2023:

Range of Exercise Prices	Number of Warrants Outstanding	Weighted- Average Contractual Life Remaining in Years	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Warrants Outstanding and Exercisable at June 30, 2022:
$0.10 - $0.20	45,997,852	0.519	$0.18	45,997,852	$0.519

Warrants Outstanding and Exercisable at June 30, 2023:
$0.10 - $0.20	16,935,352	0.487	$0.16	16,935,352	$0.487

Warrant Activity:

As of June 30, 2023 and 2022, the following is a breakdown of the activity:

June 30, 2023:

Outstanding - beginning of year	45,997,852
Issued	-
Exercised	-
Expired	(29,062,500)
Outstanding - end of year	16,935,352

June 30, 2022:

Outstanding - beginning of year	124,888,519
Issued	22,937,499
Exercised	-
Expired	(101,828,166)
Outstanding - end of year	45,997,852

At June 30, 2023, all of the 16,935,352 warrants are vested, all 16,935,352 warrants expire at various times through December 2023. At June 30, 2022, all 45,997,852 warrants are vested and all 45,997,852 warrants expire at various times through June 2023.

Equity Financing

On March 5, 2020, the Company entered into an equity financing agreement with GHS Investments, LLC, a Nevada limited liability company (“Investor”). Pursuant to the agreement, the Company agrees the sell to the investor an indeterminate amount of shares of the Company’s common stock, par value $0.001 per share, up to an aggregate price of four million dollars ($4,000,000).

Pursuant to the agreement, the Company is required, to within sixty (60) calendar days upon the date of execution of this agreement, use its best efforts to file with the SEC a registration statement or registration statements (as is necessary) on Form S-1, covering the resale of all of the registrable securities, which registration statement(s) shall state that, in accordance with Rule 416 promulgated under the 1933 Act, such registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon stock splits, stock dividends or similar transactions. Pursuant to this equity financing agreement, the Company filed the Registration S-1 on August 6, 2020.

NOTE 6 -	STOCKHOLDERS’ DEFICIT (CONTINUED)

Following effectiveness of the Registration Statement, the Company shall have the discretion to deliver puts to GHS and GHS will be obligated to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) based on the investment amount specified in each put notice. The maximum amount that the Company shall be entitled to put to GHS in each put notice shall not exceed two hundred percent (200%) of the average daily trading dollar volume of the Company’s Common Stock during the ten (10) trading days preceding the put, so long as such dollar amount does not exceed $500,000. Pursuant to the Equity Financing Agreement, GHS and its affiliates will not be permitted to purchase and the Company may not put shares of the Company’s Common Stock to GHS that would result in GHS’s beneficial ownership, equaling more than 4.99% of the Company’s outstanding Common Stock. The price of each put share shall be equal to eighty percent (80%) of the Market Price (as defined in the Equity Financing Agreement). Puts may be delivered by the Company to GHS until the earlier of thirty-six (36) months after the effectiveness of the Registration Statement. The Registration Statement has not been deemed effective as of the date of this filing.

Concurrently with the execution of the equity financing agreement, the company entered into a convertible promissory note, for the principal balance of $35,000. Per the terms of the convertible note agreement, the Company agrees to pay the investor interest at the rate of ten percent (10%) until it is due on December 5, 2020. The holder shall have the right at any time to convert all or any part of the outstanding and unpaid principal and interest at a fixed conversion price of $0.0175. See note 5. The $35,000 has been recognized as deferred financing costs in current assets on the accompanying Consolidated Balance Sheet, and will be charged against the gross proceeds of each put when received. Although the Company has not as of yet put to GHS, the agreement is in effect for three years, through March, 2023, and as the Company does plan to put to GHS, the Company has determined it is proper for the deferred costs to remain for the length of the agreement.

As of June 30, 2022, the Company was in negotiations to have this debt extinguished.

As of July 2022, this debt was extinguished.

NOTE 7 -	MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Issuances of Series C Mandatory Redeemable Convertible Preferred Stock

On January 10, 2019, the Board of Directors of the Company adopted a resolution pursuant to the Company’s Certificate of Incorporation, as amended, providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations, and restrictions, of the Series C Convertible Preferred Stock.

On January 14, 2019, the Company filed a Certificate of Designations for a Series C Convertible Preferred Stock. The authorized number of Series C Convertible Preferred Stock is 1,000,000 shares, par value 0.001. The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Company’s common stock, (b) junior with respect to dividends and right of liquidation with respect to the Company’s Series B Preferred Stock; and (c) junior with respect to dividends and right of liquidation to all existing indebtedness of the Company. Series C Preferred Stock will carry an annual ten percent (10%) cumulative dividend, compounded daily, payable solely upon redemption, liquidation, or conversion. The Company will have a right, at any time in the period of 180 days from the date of the issuance, at the Company’s option, to redeem all or any portion of the Series C Preferred Stock at prices ranging from 105% to 130%, based on the passage of time.

The number of Series C, mandatory redeemable convertible preferred stock shares issued and outstanding were 17,300 and 65,425, respectively, for June 30, 2023 and June 30, 2022.

The Holder shall have the right at any time during the period beginning on the date which is six (6) months following the Issuance Date, to convert all or any part of the outstanding Series C Preferred Stock into fully paid and non-assessable shares of Common Stock at the Variable Conversion Price. The “Variable Conversion Price” shall mean 71% multiplied by the Market Price (representing a discount rate of 29%). “Market Price” means the average of the two (2) lowest Trading Prices (as defined here) for the Common Stock during the fifteen (15) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

On the date which is eighteen (18) months following the Issuance Date or upon the occurrence of an Event of Default (the “Mandatory Redemption Date”), the Company shall redeem all of the shares of Series C Preferred Stock of the Holder (which have not been previously redeemed or converted). With five (5) days of the Mandatory Redemption Date, the Company shall make payment to each Holder of an amount in cash equal to the total number of shares of Series C Preferred Stock held by such Holder multiplied by the then current Stated Value.

All shares of mandatorily redeemable convertible preferred stock have been presented outside of permanent equity in accordance with ASC 480, Classification and Measurement of Redeemable Securities. The Company accretes the carrying value of its Series C mandatory redeemable convertible preferred stock to its estimate of fair value (i.e., redemption value) at period end.

The carrying value of the Series C mandatory redeemable convertible preferred stock at June 30, 2023 and 2022 was $15,728 and $59,478, respectively.

The estimated fair value of the Series C, mandatory redeemable convertible preferred stock at June 30, 2023 and 2022 was $15,728 and $59,478, respectively.

The Company recorded preferred stock dividends of $0 and $0 and accrued dividends payable of $1,858 and $1,858 during fiscal year end 2023 and 2022, respectively.

NOTE 8 -	INCOME TAXES

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense.

At June 30, 2023 and 2022, deferred tax assets consist of the following:

	2023	2022
Net operating loss carryforward	$31,431,438	$10,965,212
Warrant issuances	-	-
Deferred officer compensation	769,309	757,011
Other	-0-	-0-
Valuation allowance	(32,200,747)	(11,722,223)
Deferred tax assets, net	$-	$-

At June 30, 2023, the Company had a net operating loss carry-forwards in the amount of approximately $31,431,438 million available to offset future taxable income through 2040. These amounts may be carried forward indefinitely, subject to the 80% of taxable income limitation rule. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods. A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and federal statutory rate for the period ended June 30, 2023 and 2022 is summarized as follows:

	2023	2022
Tax on income before income tax	21.00%	21.00%
Effect of non-temporary differences	(0.01)%	(0.01)%
Effect of prior year items	-%	-%
Effect of temporary differences	-%	-%
Change in valuation allowance	(18.64)%	(19.14)%
Effective income tax rate reconciliation, percent	0.00%	0.00%

The total amount of unrecognized tax benefits can change due to tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under the guidance related to accounting for uncertainty in income taxes. The Company does not believe any significant increases or decreases will occur within the next twelve months.

The Company files income tax returns in the United States (“U.S.”) federal jurisdiction. Generally, the Company is no longer subject to U.S. federal examinations by tax authorities for fiscal years prior to 2019. The Company does not file in any other jurisdiction and remains open for audit for all tax years as the statute of limitations does not begin until the returns are filed. The Company remains subject to U.S. federal examination for tax years ended 2019, 2020, 2021, 2022 and 2023.

NOTE 9 -	LITIGATION

From time to time we may be a defendant or plaintiff in various legal proceedings arising in the normal course of our business. We know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

NOTE 10 -	SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has reviewed its operations subsequent to June 30, 2023 to the date these financial statements were issued.

On July 24, 2023, the Company issued 96,800,000 shares of common stock to an unrelated party for conversion of note payable in the amount of $96,800.

On July 25, 2023, the Company issued 20,000,000 shares of common stock to an unrelated party for $10,000.

On September 5, 2023, the Company issued 61,334,886 shares of common stock to an unrelated party for conversion of note payable in a cashless warrant exercise.

On July 25, 2023, the Company issued 100,000 shares of common stock to an unrelated party for $4,000.